UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 August 2017
Results for announcement to the market
Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209)
Report for the year ended 30 June 2017
This statement includes the consolidated results of the BHP Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2017 compared with the year ended 30 June 2016.
This page and the following 47 pages comprise the year end information given to the ASX under Listing Rule 4.3A and released to the market under UK Listing Rule 9.7A. The 2017 BHP Group annual financial report will be released in September.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue up 24%    to 38,285
Profit/(loss) after taxation attributable to the members    of the BHP Group up 192%    to 5,890
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$11.04 as at 30 June 2017, compared with US$10.51 as at 30 June 2016.
Dividends per share:
Final dividend for current period US 43 cents fully franked (record date 8 September 2017; payment date
26 September 2017)
Final dividend for previous corresponding period US 14 cents fully franked
This statement was approved by the Board of Directors.
Margaret Taylor
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

BHP

Release Time	IMMEDIATE
Date	22 August 2017
Number	21/17

BHP RESULTS FOR THE YEAR ENDED 30 JUNE 2017

- **Tragically, we had a fatality at Escondida in October 2016, and more recently at Goonyella Riverside.**
- **Attributable profit of US$5.9 billion, Underlying EBITDA(ii) of US$20.3 billion, Underlying EBITDA margin(iii) of 55% and Underlying return on capital employed(iii) of 10% (after tax) for the 2017 financial year.**
- **Productivity gains(iv) of US$1.3 billion achieved for the period, with more than US$12 billion accumulated over the last five years. We expect to deliver a further US$2 billion by the end of the 2019 financial year, with gains weighted to the second year.**
- **Net operating cash flow of US$16.8 billion and free cash flow(i) of US$12.6 billion were underpinned by higher commodity prices, strong operating performance and improved capital productivity.**
- **Capital and exploration expenditure(v) reduced by 32% to US$5.2 billion, as we focused on capital efficient latent capacity projects and exercised flexibility in our Onshore US plans.**
- **Capital and exploration expenditure is expected to increase to US$6.9 billion in the 2018 financial year as we focus on our suite of low-risk, high-return latent capacity projects, progress Mad Dog Phase 2 and the Spence Growth Option and ramp-up drilling activity in Onshore US.**
- **In accordance with our capital allocation framework, we expect capital and exploration expenditure to remain below US$8 billion per annum for the 2019 and 2020 financial years.**
- **We strengthened our balance sheet, with net debt(i) of US$16.3 billion reflecting strong free cash flow generation and a favourable non-cash movement in net debt of US$0.6 billion.**
- **The Board has determined to pay a final dividend of 43 US cents per share which is covered by free cash flow generated in the current period. Total dividends of US$4.4 billion determined for the 2017 financial year include US$1.1 billion in additional amounts over and above the 50% minimum payout policy.**
- **In Petroleum, positive drilling results were reported following the discovery of oil in multiple horizons at the Wildling-2 appraisal well in the Gulf of Mexico this month.**
- **We have determined that our Onshore US assets are non-core and we are actively pursuing options to exit these assets for value. In the meantime, we will complete well trials, acreage swaps and assess mid-stream solutions to increase the value, profitability and marketability of our acreage.**
- **In Brazil, progress continues on the social and environmental remediation programs following the Samarco dam failure.**

Year ended 30 June(1)	2017 US$M	2016 US$M	Change %
Profit/(loss) from operations	11,753	(6,235)	n/a
Attributable profit/(loss)	5,890	(6,385)	n/a
Basic earnings/(loss) per share (cents)	110.7	(120.0)	n/a
Dividend per share (cents)	83.0	30.0	177%
Net operating cash flow	16,804	10,625	58%
Capital and exploration expenditure(v)	5,220	7,711	(32)%
Net debt(i)	16,321	26,102	(37)%
Underlying EBITDA(ii)	20,296	12,340	64%
Underlying EBIT(ii)	12,389	3,469	257%
Underlying attributable profit(ii)	6,732	1,215	454%
Underlying basic earnings per share (cents)(iii)	126.5	22.8	455%

(1) Where we have used alternate performance measures they are identified by a footnote, and definitions can be found on pages 26 and 27.

1

News Release
Results for the year ended 30 June 2017
BHP Chairman, Jac Nasser, said: “Over the last five years, we have laid the foundations to significantly improve our return on capital and grow long-term shareholder value.
We have reduced unit costs by over 40 per cent and achieved over US$12 billion in productivity gains. Our capital allocation framework provides flexibility at the bottom of the cycle and discipline at the top. We have shifted our focus to low-cost, high-return latent capacity projects which has allowed us to reduce capital expenditure by over 70 per cent. We strengthened our balance sheet and changed our dividend policy to make sure we have stability and flexibility to create value and reward shareholders in a more volatile environment. And we have reshaped our portfolio so that we focus on large, long-life, low-cost assets that will support shareholder returns for decades to come. At the end of this month, I leave my role as Chairman knowing these strong foundations, proven strategy and core values position BHP well for the future.” BHP Chief Executive Officer, Andrew Mackenzie, said: “We had a very strong financial year. Free cash flow was US$12.6 billion, our second highest on record. We used this cash to reduce net debt by nearly US$10 billion and return US$4.4 billion to shareholders. Productivity gains across our simpler portfolio of tier one assets increased our return on capital to 10 per cent.
This strong momentum will be carried into the 2018 financial year, with volume growth of seven per cent and further productivity gains expected. Our relentless focus on cash flow, capital discipline and value creation should allow us to significantly increase our return on capital by the 2022 financial year.”
The health and safety of our people and the communities in which we operate always come first
Health and safety are core to our values and our highest priority. Tragically, two of our colleagues died over the last 14 months, one colleague at Escondida in October 2016 and one colleague at Goonyella Riverside in August 2017. We achieve nothing unless we achieve it safely. Our Total Recordable Injury Frequency was 4.2 per million hours worked in the 2017 financial year, a two per cent decrease compared with the prior year. Our field leadership program was implemented during the year and coupled with ongoing technology initiatives will drive even higher levels of safety across all assets.
Making significant progress on the social and environmental remediation programs in Brazil
BHP remains committed to supporting the Renova Foundation with the recovery of communities and ecosystems affected by the Samarco tragedy. Substantial progress has been made during the period.
Relocation of the communities most severely affected by the dam failure is continuing, with urban planning underway and regulatory approvals being sought. The Renova Foundation’s compensation program is in progress and over 82,000 claims have been resolved, the majority of which were for temporary interruption to water supplies immediately following the dam failure. The environmental programs are proceeding well. Turbidity in the Rio Doce has generally returned to pre-dam failure levels and erosion control in priority areas is almost complete.
On 18 January 2017, Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda, entered into a Preliminary Agreement with the Federal Prosecutors’ Office in Brazil in relation to the Samarco dam failure. The final date for negotiation of a settlement has been extended from 30 June 2017 to 30 October 2017.
Restart of Samarco’s operations remains a focus but is subject to separate negotiations with relevant parties and will occur only if it is safe, economically viable and has the support of the community. Resuming operations requires the granting of licenses by state and federal authorities, community hearings and an appropriate restructure of Samarco’s debt.
In the 2017 financial year, BHP reported an exceptional loss of US$381 million (after tax) in relation to the Samarco dam failure. This includes funding of US$134 million, direct costs of US$82 million, discount unwinding of US$127 million and other movements of US$38 million. Additional commentary is included on page 41.

BHP Results for the year ended 30 June 2017

Financial performance

Earnings and margins

- Attributable profit of US$5.9 billion includes an exceptional loss of US$842 million (after tax), compared to an attributable loss of US$6.4 billion, including an exceptional loss US$7.6 billion (after tax), in the prior period. The 2017 financial year exceptional loss related to the Samarco dam failure, Escondida industrial action and Chilean withholding tax paid at a concessional rate, partially offset by the reimbursement received on cancellation of the Caroona exploration licence. The 2016 financial year exceptional loss related to the impairment of our Onshore US assets, the Samarco dam failure and global taxation matters.
- Underlying attributable profit of US$6.7 billion, compared to US$1.2 billion in the prior period.
- Profit from operations of US$11.8 billion, compared to a loss of US$6.2 billion in the prior period, driven by higher revenue due to prices and lower expenses due to impairment charges on our Onshore US assets in the 2016 financial year.
- Underlying EBITDA of US$20.3 billion, with higher prices, operating cash cost improvements and other net movements (in total US$9.4 billion) more than offsetting the impacts of unfavourable exchange rate movements, inflation and one-off items (in total US$1.4 billion).
- Underlying EBITDA margin of 55 per cent, compared with 41 per cent in the prior period.
- Underlying return on capital employed of 10 per cent (after tax), a significant improvement from 2.4 per cent in the prior period.

Productivity and costs

- US$1.3 billion of additional productivity gains delivered, with total annualised productivity gains of more than US$12 billion accumulated over the last five years. Productivity gains were lower than guidance largely as a result of volumes at the lower end of guidance ranges and increased exploration expenditure, including the successful bid for Trion in Mexico.
- Improvements continue to be realised across the portfolio. We expect to deliver a further US$2 billion of productivity gains over the two years to the end of the 2019 financial year, with gains weighted to the second year.
- Group copper equivalent unit costs[(vi)] declined by four per cent compared to the 2016 financial year. Escondida and Western Australia Iron Ore (WAIO) unit cash costs[(vii)] decreased by 17 per cent and three per cent, respectively. Conventional petroleum and Queensland Coal unit costs[(vii)] increased by two per cent and eight per cent respectively. Escondida unit costs were lower as a result of continued productivity improvements and favourable inventory movements. If costs related to the industrial action were included, Escondida unit costs would have been US$1.13 per pound. WAIO unit costs declined due to reductions in labour and contractor costs and productivity improvements. Conventional petroleum unit costs were higher due to lower volumes as a result of planned maintenance at Atlantis and natural field decline. Queensland Coal unit costs were higher as sales volumes were impacted by Cyclone Debbie.
- Historical costs and guidance for the 2018 financial year are summarised below:

	FY18[(1)] guidance	FY17	FY16	FY18e vs FY17	FY17 vs FY16
Conventional petroleum unit cost[(2)] (US$ per barrel of oil equivalent)	10	8.82	8.63	13%	2%
Escondida unit cost[(3)] (US$ per pound)	~1.00	0.93	1.12	8%	(17%)
Western Australia Iron Ore unit cost (US$ per tonne)	<14	14.60	15.06	(4%)	(3%)
Queensland Coal unit cost (US$ per tonne)	59	59.67	55.25	(1%)	8%

(1) 2018 financial year guidance is based on exchange rates of AUD/USD 0.75 and USD/CLP 663.

(2) Excludes impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract: FY17 US$37 million loss; FY16 US$14 million gain.

(3) 2017 financial year unit cost excludes the impact of the industrial action that was reported as an exceptional item.

3

News Release
Cash flow and balance sheet
ï,· Net operating cash flows of US$16.8 billion reflect higher commodity prices and further cash cost efficiencies. ï,· Free cash flow of US$12.6 billion. All operating assets were free cash flow positive(iii), reflecting continued improvements in both productivity and capital efficiency.
ï,· We continued to strengthen our balance sheet, with a reduction in net debt of US$9.8 billion to finish the period at US$16.3 billion (31 December 2016: US$20.1 billion; 30 June 2016: US$26.1 billion). This reduction reflects strong free cash flow generation during the period as well as a non-cash fair value adjustment of US$1.2 billion related to interest rate and exchange rate movements, partially offset by the Kelar finance lease of US$0.6 billion. ï,· Gearing ratio(i) of 20.6 per cent (31 December 2016: 24.3 per cent; 30 June 2016: 30.3 per cent).
ï,· We will maintain a strong balance sheet through the commodity price cycle. In the medium term, this translates to a net debt range of US$10 to US$15 billion.
Dividends
ï,· The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for second half of the 2017 financial year is 33 US cents per share. ï,· Recognising the importance of cash returns to shareholders, the Board has determined to pay an additional amount of 10 US cents per share, taking the final dividend to 43 US cents per share.
ï,· In total, dividends of US$4.4 billion (83 US cents per share) have been determined for the 2017 financial year, including additional amounts of US$1.1 billion.
Capital and exploration
ï,· Capital and exploration expenditure of US$5.2 billion, down 32 per cent in the 2017 financial year, included maintenance spend(viii) of US$1.2 billion and exploration of US$1.0 billion. Expenditure was seven per cent lower than guidance as a result of the industrial action interruptions to Escondida projects and lower sustaining capital spend at WAIO.
ï,· Capital and exploration expenditure is now expected to be US$6.9 billion for the 2018 financial year, higher than previous guidance, as a result of Escondida projects spend carried over from the previous year, an increase in Onshore US drilling and development expenditure and unfavourable exchange rate movements. The increase in expenditure compared to the prior year reflects continued investment in high-return latent capacity projects, increased Onshore US drilling activity (completing trials to increase investable inventory and utilising our gas hedging strategy to reduce price risk and secure attractive rates of return) and approval of Mad Dog Phase
2 and the Spence Growth Option. The Group’s development expenditure of approximately US$2.5 billion (related to Onshore US, latent capacity and major projects) in the 2018 financial year is expected to have an average rate of return of over 20 per cent.
ï,· A US$0.9 billion exploration program is now planned for the 2018 financial year. This includes petroleum exploration expenditure of US$715 million, a decrease of US$125 million from prior guidance primarily driven by optimisation of the drilling program.
ï,· In accordance with our capital allocation framework, we expect capital and exploration expenditure to remain below US$8 billion per annum in the 2019 and 2020 financial years.
Capital allocation framework
Strict adherence to our capital allocation framework balances value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner. Our capital allocation framework is embedded in every capital decision we make to achieve optimal balance between value accretive investments, cash returns and the balance sheet. The transparent competition for capital ensures all investment decisions are tested against additional returns to shareholders.

BHP Results for the year ended 30 June 2017
Our priorities for capital are to:
ï,· first, maintain safe and stable operations;
ï,· second, maintain a strong balance sheet through the cycle;
ï,· third, pay shareholders a minimum of 50 per cent of Underlying attributable profit as dividends; and
ï,· fourth, direct remaining cash to the value-maximising outcome, with debt reduction, paying additional dividend amounts, buying back shares, investing in projects and acquiring assets all competing for capital.
During the 2017 financial year, we invested US$1.2 billion to maintain safe and reliable operations, we preserved our balance sheet strength and we paid out the minimum dividend of US$2 billion. With the remaining US$13 billion, which included US$0.7 billion in portfolio simplification proceeds, we invested US$4 billion in our organic development projects, returned US$0.9 billion in additional dividend amounts to our shareholders and further strengthened our balance sheet, consistent with our bias to debt reduction.
Our balance sheet remains a fundamental enabler of our strategy. Our ongoing focus on debt reduction will protect the Group through periods of heightened volatility and support counter cyclical investments as we move through the cycle. We will focus on further improvements in operational and capital efficiency. We will invest in releasing near-term latent production capacity, which offers attractive returns for low-risk. Where there is a compelling investment case, we will progress our broad suite of medium and long-term development options. While these are timed to meet identified market windows, we will proceed only if they pass our strict capital allocation framework tests. We will remain disciplined, with shareholder value and returns at the centre of everything we do.
Outlook
Economic outlook
World economic growth is likely to be close to the top of the anticipated range of three to three and a half per cent in the 2017 calendar year. A modest lift in international trade has occurred this year despite ongoing political uncertainty.    China’s economic growth is expected to slow modestly in the 2018 financial year, while remaining within the official GDP target range of between six and a half and seven per cent. However, we expect to see a cooling of growth rates in the housing and automobile markets in combination with a continuation of strength in infrastructure.
China’s policymakers will continue to seek a balance between the pursuit of reform and the maintenance of macroeconomic and financial stability. We expect a continuation of current efforts to address excess capacity and improve balance sheet health in over-indebted sectors. Over the longer term, our view remains that China’s economic growth rate will decelerate as the working age population falls and the capital stock matures. China’s economic structure will continue to rebalance from industry to services and growth drivers will shift from investment and exports towards consumption.
The medium term outlook for the US economy is uncertain. Progress on growth enhancing infrastructure spending and tax reform has been slow and monetary conditions are expected to tighten further. In Europe and Japan, where the limits of monetary policy effectiveness may have been reached, any upside on growth in the medium term will have to come from external demand sources. India’s economy is on a healthy growth trajectory. Meanwhile the 2017 financial year stabilisation of commodity prices has put a floor under growth in resource-exporting emerging markets.
Commodities outlook
Crude oil prices overall trended higher in the 2017 financial year. OPEC agreed to its first production cut since 2008 as well as a cooperative deal with non-OPEC producers. However, concerns around inventories, increasing production from OPEC countries exempt from the agreement, and rising US output weighed on price near the end of the 2017 financial year. A balanced market is forecast for the near-term. OPEC strategy, US supply and US shale costs are the major uncertainties for the short and medium term. The long-term outlook remains positive, underpinned by rising demand from the developing world and natural field decline.
Despite an overall mild winter in the US, the domestic gas price strengthened in the 2017 financial year on strong power demand, rising exports and lower year on year production. Lower inventory levels and robust demand are

News Release

likely to support prices in the near-term, although there are risks to this outlook on the supply side. Longer term, strong demand growth and natural field decline will incentivise investment in new supply. However, the abundance of lower-cost supply is likely to moderate the degree of price inflation.

Copper prices increased in the second half of the 2017 financial year due to stronger Chinese demand and increased mine disruption. In the near-term, incremental mine production from committed projects, combined with increased scrap availability, will be sufficient to meet steady growth in copper demand. In the longer term, demand growth will remain solid, with a deficit expected to emerge early next decade. Grade decline, increased input costs, water constraints and a scarcity of high-quality future development opportunities will require higher prices to attract sufficient investment to balance the market.

Global steel production growth regained momentum in the 2017 financial year led by a recovery in China and steady growth in emerging regions. Steel demand growth in tandem with capacity curtailment in China led to higher capacity utilisation rates and improved profitability. Our views on long run Chinese steel use are unchanged, with a growth rate of approximately one per cent per annum building towards a peak in the mid-2020s. The recovery in the rest of the world is likely to continue after a multi-year stagnation. In the long term, the global steel market will grow modestly, supported mainly by incremental demand from India and other populous emerging markets.

The iron ore price increased in the 2017 financial year. This was driven by higher pig iron production in China and a preference for higher grade materials amid improved steel margins and high coke prices. Seaborne supply continued to increase from Australia and Brazil as well as from some non-traditional origins. In the medium and longer term, committed supply projects will ramp-up and production increases from productivity and de-bottlenecking are likely to translate into a further flattening of the cost curve.

Metallurgical coal prices increased significantly in the first half of the 2017 financial year, due to China's supply side reform policy and adverse weather conditions in China and Queensland. The future application of China's coal supply reform policy remains a source of uncertainty. As currently constructed, the policy is positive for long-run industry sustainability. The expected further concentration of blast furnace capacity in China towards contestable coastal locations will underpin seaborne metallurgical coal demand growth in excess of total pig iron demand. Over the longer term, emerging markets such as India are expected to support seaborne demand growth, while high-quality metallurgical coals will continue to offer steel makers value-in-use benefits.

Potash demand has been strong in the calendar year to date, which has put a floor under prices. Higher utilisation rates at existing operations and additional greenfield supply will inhibit price inflation in the near term. Over the long term, we expect annual demand growth of between two and three per cent, with the demand outstripping supply in the mid-2020s.

Capital and exploration

Historical capital and exploration expenditure and guidance for the 2018 financial year are summarised below:

	FY18e US$B	FY17 US$M	FY16 US$M
Capital expenditure (purchases of property, plant and equipment)(1)	6.0	**4,252**	6,946
Add: exploration expenditure	0.9	**968**	765
Capital and exploration expenditure	**6.9**	**5,220**	7,711

(1) Includes capitalised deferred stripping of US$416 million for FY17 and US$886 million for FY18e (FY16: US$750 million).

During the 2017 financial year, the BHP Board approved the Mad Dog Phase 2 project in the deepwater Gulf of Mexico and both the Bass Strait Longford Gas Conditioning Plant and the Escondida Water Supply projects were completed. At Jansen, excavation and lining of the shafts are steadily progressing. Both shafts have been safely excavated and lined through the Blairmore aquifer. With a later market window now anticipated, the Jansen project will not be brought to the Board in the 2018 calendar year. In the meantime, we are considering multiple options to maximise the value of the Jansen project, including further improvements to capital efficiency, further optimisation of design and diluting our interest by bringing in a partner. Board approval will be sought for the project only if it passes our strict capital allocation framework tests.

6

BHP Results for the year ended 30 June 2017

At the end of the 2017 financial year, BHP had three major projects under development with a combined budget of US$5.1 billion over the life of the projects. All major projects under development remain on time and on budget.

On 17 August 2017, BHP's Board approved an investment of US$2.5 billion for the development of the Spence Growth Option.

Business	Project and ownership	Capacity[1]	Capital expenditure[1] US$M	Date of initial production		Progress
			Budget	Actual	Target	
Projects completed during the 2017 financial year						
Petroleum	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520	Q4 CY16	CY16	Completed in May 2017
Copper	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430	Q1 CY17	CY17	Completed in June 2017
Projects in execution at the end of the 2017 financial year						
Petroleum	North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	314		CY19	47% complete
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154		CY22	3% complete
Other projects in progress at the end of the 2017 financial year						
Potash[2]	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600			70% complete

(1) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP's share.

(2) Potash capital expenditure of approximately US$300 million is expected for the 2018 financial year.

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

Year ended 30 June	2017 US$M	2016 US$M
Underlying attributable profit	6,732	1,215
Exceptional items (after taxation) – refer to pages 10 and 38	(1,006)	(7,651)
Non-controlling interest in exceptional items	164	51
Attributable profit/(loss)	**5,890**	**(6,385)**
Profit attributable to non-controlling interests	332	178
Profit/(loss) after tax	**6,222**	**(6,207)**

Year ended 30 June	2017 US$M	2016 US$M
Underlying EBITDA	20,296	12,340
Depreciation and amortisation	(7,719)	(8,661)
Impairments of property, plant and equipment financial assets and intangibles	(188)	(210)
Exceptional items (before net finance costs and taxation)[1] – refer to pages 10 and 38	(636)	(9,704)
Profit/(loss) from operations	**11,753**	**(6,235)**
Net finance costs	(1,431)	(1,024)
Total taxation (expense)/benefit	(4,100)	1,052
Profit/(loss) after tax	**6,222**	**(6,207)**

(1) Exceptional items of US$(636) million excludes net finance costs of US$(127) million included in the total US$(381) million related to the Samarco dam failure. Total exceptional items before tax inclusive of the US$(127) million net finance costs are US$(763) million.

7

News Release

Profit/(loss) from operations has increased as a result of higher revenue driven by favourable realised price movements across all key commodities and lower expenses primarily due to impairments recognised on our Onshore US assets and the initial recognition of the Samarco dam failure provision in the 2016 financial year.

Underlying EBITDA

The following table and commentary describes the impact of the principal factors[iii] that affected Underlying EBITDA for the 2017 financial year compared with the 2016 financial year:

	US$M	
Year ended 30 June 2016	**12,340**	
Net price impact:		
Change in sales prices	8,987	Higher average realised prices for our key commodities.
Price-linked costs	(779)	Increased royalties reflect higher realised prices.
	8,208	
Change in volumes:		
Productivity	340	Ongoing efficiency improvements and the release of latent capacity across the Group, excluding impacts from the industrial action at Escondida, power outage at Olympic Dam and Cyclone Debbie at Queensland Coal which are reported as one-off items.
Growth	(267)	Deferral of development activity in Onshore US and expected natural field decline.
	73	
Change in controllable cash costs[iii]:		
Operating cash costs	1,131	Lower costs reflect a decrease in labour and contractor costs at WAIO, favourable impacts from inventory movements across the mineral assets and a change in estimated recoverable copper in the Escondida sulphide leach pad. These are partially offset by additional WAIO rail maintenance costs and closure and rehabilitation adjustments in Petroleum.
Exploration and business development	(170)	Higher petroleum exploration expense reflecting expensing of the Burrokeet wells in Trinidad and Tobago and the Wilding-1 well in the Gulf of Mexico.
	961	
Change in other costs:		
Exchange rates	(516)	Impact of the stronger Australian dollar and Chilean peso against the US dollar.
Inflation	(308)	Impact of inflation on the Group's cost base.
Fuel and energy	(7)	
Non-cash	(357)	Increased depletion of capitalised stripping and lower strip ratio consistent with the Escondida mine plan.
One-off items	(602)	Impacts from the industrial action at Escondida (volume), power outage at Olympic Dam, Cyclone Debbie at Queensland Coal and royalty matters.
	(1,790)	
Asset sales	176	Divestment of 50 per cent interest in Scarborough and non-core asset sales in Onshore US.
Ceased and sold operations	(61)	Cessation of production from the Crinum metallurgical coal mine and the divestment of IndoMet Coal and the San Juan and Navajo energy coal assets.
Other items	389	Higher average realised prices received by our equity accounted investments and cost savings from towage service activities, partially offset by the suspension of Samarco operations.
Year ended 30 June 2017	**20,296**	

The following table reconciles relevant factors with changes in the Group's productivity:

Year ended 30 June 2017	US$M
Change in controllable cash costs	961
Change in volumes attributed to productivity	340
Change in productivity in Underlying EBITDA	**1,301**
Change in capitalised exploration	(21)
Change attributable to productivity initiatives	**1,280**

8

BHP Results for the year ended 30 June 2017

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices[(1)]	Jun H17	Dec H16	FY17	FY16	FY17 vs FY16	Jun H17 vs Jun H16	Jun H17 vs Dec H16
Oil (crude and condensate) (US$/bbl)	**50**	45	**48**	39	23%	35%	11%
Natural gas (US$/Mscf)[(2)]	**3.48**	3.21	**3.34**	2.83	18%	27%	8%
US natural gas (US$/Mscf)	**2.98**	2.79	**2.88**	2.16	33%	52%	7%
LNG (US$/Mscf)	**7.37**	6.35	**6.84**	7.71	(11%)	4%	16%
Copper (US$/lb)	**2.70**	2.41	**2.54**	2.14	19%	25%	12%
Iron ore (US$/wmt, FOB)	**62**	55	**58**	44	32%	41%	13%
Hard coking coal (HCC) (US$/t)	**180**	179	**180**	83	117%	117%	1%
Weak coking coal (WCC) (US$/t)	**121**	122	**121**	69	75%	73%	(1%)
Thermal coal (US$/t)[(3)]	**75**	74	**75**	48	56%	63%	1%
Nickel metal (US$/t)	**9,799**	10,581	**10,184**	9,264	10%	11%	(7%)

(1) Based on provisional, unaudited estimates. Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments. In Copper, the adjustment increased Underlying EBITDA by US$27 million in the 2017 financial year.

(2) Includes internal sales.

(3) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The following exchange rates relative to the US dollar have been applied in the financial information:

Currency	Average Year ended 30 June 2017	Average Year ended 30 June 2016	As at 30 June 2017	As at 30 June 2016	As at 30 June 2015
Australian dollar[(1)]	0.75	0.73	0.77	0.75	0.77
Chilean peso	662	688	663	661	635

(1) Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments declined by US$964 million to US$7.9 billion, reflecting lower production at our coal, copper and petroleum operations and a reduction in the depreciable asset base resulting from previously recorded impairment charges in Onshore US.

Net finance costs

Net finance costs increased by US$407 million to US$1.4 billion reflecting higher benchmark interest rates, costs related to the March 2017 bond repurchase program and increased discounting charges to provisions and other liabilities, primarily relating to the Samarco dam failure which was reported as an exceptional item (US$127 million). This was partially offset by a lower average debt balance following the repayment on maturity of Group debt and the bond repurchase program.

Taxation expense

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$4.1 billion, representing a statutory effective tax rate of 39.7 per cent. In the 2016 financial year, there was a tax benefit primarily due to the impairment of our Onshore US assets resulting in the Group recording a loss before taxation of US$7.3 billion.

The Group's adjusted effective tax rate[(iii)], which excludes the influence of exchange rate movements and exceptional items, was 34.0 per cent (2016: 35.8 per cent). The decrease in the 2017 financial year was largely due to the relative lower proportion of profit from Australian petroleum assets, which are subject to a higher rate of tax due to the Petroleum Resource Rent Tax, in the Group's overall profit compared to the prior year. The adjusted effective tax rate is expected to be in the range of 32 to 37 per cent for the 2018 financial year.

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News Release

Year ended 30 June	2017			2016		
	Profit/(loss) before taxation US$M	Income tax (expense)/benefit US$M	%	Profit/(loss) before taxation US$M	Income tax (expense)/benefit US$M	%
Statutory effective tax rate	**10,322**	**(4,100)**	**39.7**	**(7,259)**	**1,052**	**–**
Adjusted for:						
Exchange rate movements	–	88		–	125	
Exceptional items	763	243		9,704	(2,053)	
Adjusted effective tax rate	**11,085**	**(3,769)**	**34.0**	**2,445**	**(876)**	**35.8**

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit/(loss) before taxation. These amounted to US$2.0 billion during the period (2016: US$1.3 billion).

Exceptional items

The following table sets out the exceptional items for the 2017 financial year. Additional commentary is included below and on page 38.

Year ended 30 June 2017	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure[1]	(381)	–	(381)
Escondida industrial action	(546)	179	(367)
Cancellation of the Caroona exploration licence	164	(49)	115
Withholding tax on Chilean dividends	–	(373)	(373)
Total	**(763)**	**(243)**	**(1,006)**
Attributable to non-controlling interests – Escondida industrial action	(232)	68	(164)
Attributable to BHP shareholders	(531)	(311)	(842)

(1) Financial impact of US$(381) million from the Samarco dam failure relates to US$(134) million share of loss from US$(134) million funding provided during the period, US$(82) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(127) million net finance costs and US$(38) million other movements in the Samarco dam failure provision including foreign exchange. Refer to note 1 Exceptional items and note 6 Significant events – Samarco dam failure of the Financial Information for further information.

BHP reported an exceptional loss representing the ongoing financial impact of the November 2015 Samarco dam failure.

Idle capacity costs associated with the Escondida strike action in the March 2017 quarter are reported as an exceptional item as, unlike previous industrial actions, this strike action resulted in a total shutdown of operations over a 44-day period, including work on key expansion projects, which together with the significant costs incurred, is considered material to the Financial Statements.

A net exceptional gain has been recognised following the Group's agreement with the New South Wales Government in August 2016 to cancel the exploration license of the Caroona Coal project.

A one-off intra-group dividend was paid in April 2017 while a concessional tax rate was available in Chile, resulting in an exceptional withholding tax payment.

Dividend

Our Board today determined to pay a final dividend of 43 US cents per share. The final dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes.

Events in respect of the final dividend	Date
Currency conversion into RAND	1 September 2017
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	5 September 2017
Ex-dividend Date JSE	6 September 2017
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	7 September 2017
Record Date (including currency conversion and currency election dates for ASX and LSE)	8 September 2017
Payment Date	26 September 2017

10

BHP Results for the year ended 30 June 2017

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 September and 8 September 2017 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 1 September and 8 September 2017 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group's website.

Debt management and liquidity

During the 2017 financial year, the Group continued to focus on debt reduction with no new debt issued and US$3.25 billion of senior debt repaid at maturity. In addition, the Group paid US$2.5 billion on a bond repurchase program which concluded on 23 March 2017. The total cost in relation to the repurchase program was US$107 million, which has been reported in net finance costs. This program was funded by BHP's strong cash position and targeted short dated US dollar bonds maturing before 2023. The early repayment of the bonds has extended BHP's average debt maturity profile and enhanced BHP's capital structure. The decision not to refinance maturing debt and the bond repurchase program contributed to a US$5.9 billion overall decrease in the Group's gross debt, from US$36.4 billion at 30 June 2016 to US$30.5 billion at 30 June 2017.

At the subsidiary level, Escondida issued US$1.5 billion of new long-term debt to refinance US$0.8 billion of short-term debt and US$0.4 billion of maturing long-term debt, and to fund capital expenditure associated with key projects.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility which expires in May 2021. As at 30 June 2017, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$14.2 billion in cash and cash equivalents.

Corporate governance

On 16 February 2017, we announced the appointment of Grant King to the Board as an independent, Non-executive Director, effective 1 March 2017. We also announced that Pat Davies would be retiring from the Board with effect from 6 April 2017.

On 16 June 2017, the BHP Board elected Ken MacKenzie to succeed Jac Nasser as Chairman. Mr MacKenzie will assume the role of Chairman and Chairman of the Nomination and Governance Committee with effect 1 September 2017, following Mr Nasser's retirement as Chairman, Non-executive Director and Chairman of the Nomination and Governance Committee. Malcolm Broomhead has also been appointed to the Nomination and Governance Committee with effect from 1 October 2017.

As of 1 September 2017, the members of the Board's committees will be:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Lindsay Maxsted (Chairman)	Ken MacKenzie (Chairman)	Carolyn Hewson (Chairman)	Malcolm Brinded (Chairman)
Anita Frew	Carolyn Hewson	Malcolm Brinded	Grant King
Malcolm Broomhead	Shriti Vadera	Shriti Vadera	Ken MacKenzie
Wayne Murdy		Wayne Murdy	Malcolm Broomhead

As previously disclosed, BHP conducted an audit tender during the period. After a comprehensive tender process, the Board has selected EY to be appointed as the Group's auditor from the financial year beginning 1 July 2019, subject to shareholder approval. The Board intends to put EY forward for shareholder approval at the Annual General Meetings in 2019.

KPMG, BHP's current external auditor, did not participate in the tender due to the EU regulations and the UK Competition and Markets Authority rules which require a new external auditor to be in place by 1 July 2023. KPMG will continue in its role and will undertake the audit of BHP for the 2017, 2018 and 2019 financial years, subject to reappointment by shareholders at the 2017 and 2018 Annual General Meetings.

11

News Release

Segment summary[1]

A summary of performance for the 2017 and 2016 financial years is presented below.

Year ended 30 June 2017 US$M	Revenue[2]	Underlying EBITDA[8]	Underlying EBIT	Exceptional items[7]	Net operating assets	Capital expenditure	Exploration gross[3]	Exploration to profit[4]
Petroleum	6,872	4,063	566	–	23,181	1,472	805	575
Copper	8,335	3,545	2,006	(546)	24,100	1,484	44	44
Iron Ore	14,624	9,077	7,197	(203)	19,175	805	94	70
Coal	7,578	3,784	3,050	164	10,136	246	9	9
Group and unallocated items[5]	977	(173)	(430)	(51)	2,446	245	16	16
Inter-segment adjustment[6]	(101)	–	–	–	–	–	–	–
Total Group	**38,285**	**20,296**	**12,389**	**(636)**	**79,038**	**4,252**	**968**	**714**

Year ended 30 June 2016 US$M	Revenue[2]	Underlying EBITDA[8]	Underlying EBIT	Exceptional items	Net operating assets	Capital expenditure	Exploration gross[3]	Exploration to profit[4]
Petroleum	6,894	3,658	(537)	(7,184)	25,168	2,517	590	288
Copper	8,249	2,619	1,042	–	23,844	2,786	64	64
Iron Ore	10,538	5,599	3,740	(2,388)	20,541	1,061	92	74
Coal	4,518	635	(349)	–	10,651	298	18	18
Group and unallocated items[5]	853	(171)	(427)	(132)	2,723	284	1	1
Inter-segment adjustment[6]	(140)	–	–	–	–	–	–	–
Total Group	**30,912**	**12,340**	**3,469**	**(9,704)**	**82,927**	**6,946**	**765**	**445**

(1) Group and segment level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation (expense)/benefit of US$540 million (2016: US$444 million) related to equity accounted investments. It excludes exceptional items of US$172 million (2016: US$1,227 million) related to share of profit/(loss) from equity accounted investments.

Group profit/(loss) before taxation comprised Underlying EBITDA, exceptional items of US$636 million (2016: US$9,704 million), depreciation, amortisation and impairments of US$7,907 million (2016: US$8,871 million) and net finance costs of US$1,431 million (2016: US$1,024 million).

(2) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,207 million and Underlying EBITDA of US$50 million (2016: US$1,068 million and US$55 million).

(3) Includes US$356 million capitalised exploration (2016: US$335 million).

(4) Includes US$102 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2016: US$15 million).

(5) Group and unallocated items includes Functions, other unallocated operations including Potash, Nickel West and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within the relevant segments.

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(108)	10	(118)	3,094	162	–	–
Nickel West	952	44	87	(43)	(337)	56	16	16

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(149)	6	(155)	2,888	190	–	–
Nickel West	819	(114)	76	(190)	(223)	89	1	1

(6) Comprises revenue of US$83 million generated by Petroleum (2016: US$118 million) and US$18 million generated by Iron Ore (2016: US$22 million).

(7) Exceptional items of US$(636) million excludes net finance costs of US$(127) million included in the total US$(381) million related to the Samarco dam failure. Total exceptional items before tax inclusive of the US$(127) million net finance costs are US$(763) million. Exceptional items of US$(51) million reported in Group and Unallocated also related to the Samarco dam failure. Refer to note 1 Exceptional items for further information.

(8) We use various alternate performance measures to reflect our underlying performance. Refer to page 7 for a reconciliation of Underlying EBITDA to our statutory results and page 26 for the definition and calculation methodology of alternate performance measures used in reporting our performance.

12

BHP Results for the year ended 30 June 2017

Petroleum

Underlying EBITDA for Petroleum increased by US$405 million to US$4.1 billion in the 2017 financial year.

	US$M
Underlying EBITDA for the year ended 30 June 2016	**3,658**
Net price impact[1]	774
Change in volumes: growth	(267)
Change in controllable cash costs	(307)
Profit on sale of assets	190
Other[2]	15
Underlying EBITDA for the year ended 30 June 2017	**4,063**

(1) Average realised price: crude and condensate oil US$48/bbl (2016: US$39/bbl); natural gas US$3.34 /Mscf (2016: US$2.83/Mscf); LNG US$6.84 /Mscf (2016: US$7.71/Mscf).

(2) Other includes: exchange rate; inflation; ceased and sold operations; other items. Other items includes Onshore US rig termination charges of US$6 million (2016: US$76 million) and impact from revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$37 million loss (2016: US$14 million gain).

Total petroleum production for the 2017 financial year decreased by 13 per cent to 208 MMboe reflecting the deferral of development activity in Onshore US for value and natural field decline.

Total petroleum production for the 2018 financial year is expected to decrease to between 180 and 190 MMboe, comprising Conventional volumes between 119 and 123 MMboe and Onshore US volumes between 61 and 67 MMboe. The expanded rig program is forecast to deliver Onshore US production growth of approximately 35 per cent in the 2019 financial year, with investment plans subject to market conditions.

Controllable cash costs increased by US$307 million reflecting higher exploration expenses, attributable to expensing the Burrokeet wells in Trinidad and Tobago and the Wildling-1 well in the Gulf of Mexico.

Conventional unit cash costs increased by two per cent to US$8.82 per barrel due to lower volumes, however a reduction in workover scopes, lower lifting expenses and optimised maintenance programs resulted in unit costs being 12 per cent below guidance. Unit costs for the 2018 financial year are expected to be approximately US$10 per barrel reflecting the impact of lower volumes, partially offset by productivity improvements.

During the period, gains on asset divestments of US$190 million were recognised, with the majority related to the sale of 50 per cent of BHP's interest in the undeveloped Scarborough area gas fields to Woodside Energy Limited as well as some acreage sales in Onshore US.

Petroleum capital expenditure for the 2017 financial year declined by 42 per cent to US$1.5 billion. This included US$554 million of Onshore US drilling and development expenditure. Our Onshore US operated rig count was five as at 30 June 2017, with three rigs in the Haynesville, one in the Black Hawk and one in the Permian.

FY17		Liquids focused areas		Gas focused areas		
(FY16)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure[1]	US$ billion	0.3 (0.8)	0.2 (0.4)	0.1 (0.0)	0.0 (0.0)	0.6 (1.2)
Rig allocation	At period end	1 (2)	1 (2)	3 (-)	- (-)	5 (4)
Net wells drilled and completed[2]	Period total	51 (89)	21 (30)	5 (5)	2 (11)	79 (136)
Net productive wells	At period end	963 (929)	126 (107)	394 (411)	1,044 (1,086)	2,527 (2,533)

(1) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(2) Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end (18 net drilled and uncompleted wells at the end of the 2017 financial year).

During the second half of the 2017 financial year, Onshore US drilling and completion costs per well increased in most fields primarily as a result of changes to the basis of well design to longer laterals and larger frac jobs. By changing the well design, we anticipate increased recoveries and improved well returns despite higher costs. For example, in the Permian we anticipate increased recoveries of more than 60 per cent over the full well life, including a 20 per cent increase in the first year of production. Our Onshore US assets were free cash flow positive for the 2017 financial year, reflecting improvements in both operating and capital efficiency.

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News Release

Cost per well (US$M)	H2 FY17	H1 FY17	FY17	FY16
Black Hawk: Drilling cost	2.4	1.8	2.0	2.3
Black Hawk: Completion cost	2.6	2.7	2.7	3.1
Permian: Drilling cost	3.1	2.9	2.9	3.4
Permian: Completion cost	4.3	2.2	2.8	2.9
Haynesville: Drilling cost	3.1	3.5	3.3	n/a
Haynesville: Completion cost	3.2	2.7	3.0	n/a

As part of our ongoing review of our portfolio, the Board and management have determined that our Onshore US assets are non-core and options to exit these assets are being actively pursued. We will be flexible with our plans and commercial in our approach. We are examining multiple alternatives but will only divest for value. Execution of these options may take time which we will use to continue to complete our well trials, acreage swaps and investigate mid-stream solutions to increase the value, profitability and marketability of our Onshore US acreage. In the near term, the sale of a portion of the Hawkville is progressing and is anticipated to be executed in the September 2017 quarter.

Petroleum capital expenditure of approximately US$2.0 billion is planned in the 2018 financial year. This includes Conventional capital expenditure of US$0.8 billion which is focused on high-return infill drilling opportunities in the Gulf of Mexico, a life extension project at North West Shelf along with investments related to the recently approved Mad Dog Phase 2 project.

Onshore US capital expenditure is expected to be up to US$1.2 billion for the 2018 financial year. Our focus in the liquids fields is to maximise value by completing trials to increase investable inventory, while in the Haynesville our hedging strategy allows us to reduce price risk and secure average rates of return in excess of 20 per cent.

Our plans consider up to five additional rigs, subject to market conditions. In July 2017, one rig commenced operations in the Hawkville and one additional rig is expected to commence in the Haynesville in the September 2017 quarter. Evaluation of trials in the Black Hawk are expected to be completed in the September 2017 quarter and, subject to approval, one additional rig will commence toward the end of that quarter. In the Permian, two additional rigs also commencing in the September 2017 quarter will focus on completion trials, which will inform a transition to full pad development as early as the 2019 financial year. At this point we do not anticipate any operated development in the Fayetteville, however we continue to work with joint venture partners to assess the potential of the Moorefield horizon through non-operated activity.

Petroleum exploration expenditure for the 2017 financial year was US$805 million, of which US$473 million was expensed. Activity for the period was largely focused on our core areas in the deepwater Gulf of Mexico, both the US and Mexican side, the Caribbean and the Northern Beagle sub-basin off the coast of Western Australia.

In the Gulf of Mexico, positive drilling results were reported following the discovery of oil in multiple horizons at the Wildling-2 appraisal well in August 2017. Evaluation is ongoing to assess the scale of the resource following the successful Shenzi North and Caicos wells. The Scimitar exploration well is expected to commence drilling in the September 2017 quarter.

In Mexico, BHP was the successful bidder to acquire a 60 per cent participating interest in, and operatorship of, the Trion discovered resource. A contract with Pemex has been executed and a Minimum Work Program consisting of one appraisal well, one exploration well and the acquisition of additional seismic data is expected to be completed by the end of the 2019 financial year. Trion exploration expenditure for the 2018 financial year is expected to be approximately US$75 million.

In Trinidad and Tobago, we continued appraisal work to assess the potential commercialisation of the gas discovery at LeClerc and to prepare for deepwater oil exploration in Phase 2, which is expected to commence in the second half of the 2018 financial year.

In Australia, BHP has completed its evaluation of the WA-480-P permit in the Northern Beagle sub-basin and has elected to exit this exploration permit. Acquisition of the seismic survey in the Exmouth sub-basin was completed on 1 May 2017. Processed data will be delivered during the June 2018 quarter.

14

BHP Results for the year ended 30 June 2017

A US$715 million exploration program is now planned for the 2018 financial year, a decrease of US$125 million from prior guidance primarily driven by optimisation of the drilling program. This program includes one well in the US Gulf of Mexico and three wells in Trinidad and Tobago.

Petroleum reserves

BHP has confirmed the addition of 446 MMboe to proved oil, NGL and gas reserves during the 2017 financial year, which represents a reserves replacement of 209 percent.

In Onshore US, 314 MMboe was added as a result of improved commodity prices, reduced operating costs, and an increase in planned drilling over the next five years. A further 105 MMboe of proved undeveloped reserves was added following the approval of the Mad Dog Phase 2 project in the Gulf of Mexico. As of 30 June 2017 Petroleum proved reserves totalled 1,535 MMboe on a net interest basis.

During the 2017 financial year, several large development projects were completed that converted a total of 177 MMboe of proved undeveloped reserves to proved developed producing reserves. The largest of these conversions occurred in Australia where 111 MMboe was converted to proved developed in the Kipper-Tuna-Turrum fields in the Bass Strait with the start-up of the Longford gas conditioning plant. The start-up and first gas from the Tidepole field in the North West Shelf Greater Western Flank-A project also converted 10 MMboe to proved developed. In Trinidad and Tobago, 23 MMboe was converted to proved developed for the completion of Angostura Phase 3 development. In the US, drilling and completion activities resulted in the conversion of 15 MMboe to proved developed in the Eagle Ford field, 9 MMboe in the Atlantis and 8 MMboe in the Mad Dog (Spar A) fields in the Gulf of Mexico.

	Developed[1]	Undeveloped[1]	Total[1]
Proved oil, condensate, NGL and gas reserves at 30 June 2016 (MMboe)	**967**	**335**	**1,303**
Production (213 MMboe, including 5 MMboe of fuel)	(213)	-	(213)
Other movements - Australia	124	(121)	4
Other movements - United States	138	292	430
Other movements - Other regions[2]	36	(24)	12
Proved Oil, condensate, NGL and gas reserves at 30 June 2017 (MMboe)	**1,052**	**483**	**1,535**

(1) Rounded to the nearest MMboe.

(2) Other regions include Algeria, Trinidad & Tobago, and UK.

Petroleum's reserves are as of 30 June 2017 and have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia where probabilistic methodology has been utilised to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 39 MMboe (total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe) and represents approximately three per cent of our total reported proved reserves. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. Reserves replacement was calculated by dividing net additions of 446 MMboe (excluding sales of 0.6 MMboe) by annual production of 213 MMboe. Proved reserves at 30 June 2017 included 80 MMboe anticipated to be consumed as fuel during operations, while production included 5 MMboe in non-sales amounts.

The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves assessment and reporting processes. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP and is the individual responsible for overseeing and supervising the preparation of the reserve estimates and compiling the information for inclusion in this Results Announcement. He has an advanced degree in engineering and more than 35 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management and is a 35-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr Gadgil and he has reviewed and agrees with the reserves information included herein and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

15

News Release

Financial information for Petroleum for the 2017 and 2016 financial years is presented below.

Year ended 30 June 2017 US$M	Revenue[(1)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[(2)]	Exploration to profit[(3)]
Australia Production Unit[(4)]	601	451	275	176	924	15		
Bass Strait	1,096	824	261	563	2,981	154		
North West Shelf	1,190	1,013	199	814	1,630	209		
Atlantis	677	551	471	80	1,486	174		
Shenzi	509	402	204	198	956	37		
Mad Dog	202	155	57	98	722	113		
Eagle Ford	1,266	771	1,255	(484)	6,223	274		
Permian	332	143	302	(159)	996	242		
Haynesville	272	11	139	(128)	2,866	50		
Fayetteville	273	79	85	(6)	871	9		
Trinidad/Tobago	110	26	33	(7)	422	81		
Algeria	212	167	34	133	22	13		
Exploration	–	(473)	159	(632)	896	–		
Other[(5)(6)]	133	(42)	26	(68)	3,029	101		
Total Petroleum from Group production	6,873	4,078	3,500	578	24,024	1,472	805	575
Closed mines[(7)]	–	(16)	–	(16)	(843)	–	–	–
Third party products	16	4	–	4	–	–		
Total Petroleum	6,889	4,066	3,500	566	23,181	1,472	805	575
Adjustment for equity accounted investments[(8)]	(17)	(3)	(3)	–	–	–	–	–
Total Petroleum statutory result	**6,872**	**4,063**	**3,497**	**566**	**23,181**	**1,472**	**805**	**575**

Year ended 30 June 2016 US$M	Revenue[(1)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets[(10)]	Capital expenditure	Exploration gross[(2)]	Exploration to profit[(3)]
Australia Production Unit[(4)]	707	542	349	193	1,166	246		
Bass Strait	930	690	174	516	3,082	226		
North West Shelf	1,171	830	182	648	1,576	180		
Atlantis	652	481	485	(4)	1,795	328		
Shenzi	499	386	245	141	1,133	55		
Mad Dog	123	84	44	40	697	128		
Eagle Ford	1,508	687	1,710	(1,023)	7,193	781		
Permian	260	52	279	(227)	1,114	365		
Haynesville	299	(67)	305	(372)	2,994	44		
Fayetteville	246	20	154	(134)	945	49		
Trinidad/Tobago[(9)]	123	95	22	73	467	(26)		
Algeria	144	41	33	8	44	86		
Exploration	–	(273)	97	(370)	901	–		
Other[(5)(6)]	119	56	119	(63)	2,916	55		
Total Petroleum from Group production	6,781	3,624	4,198	(574)	26,023	2,517	590	288
Closed mines[(7)]	–	20	–	20	(855)	–	–	–
Third party products	128	17	–	17	–	–		
Total Petroleum	6,909	3,661	4,198	(537)	25,168	2,517	590	288
Adjustment for equity accounted investments[(8)]	(15)	(3)	(3)	–	–	–	–	–
Total Petroleum statutory result	**6,894**	**3,658**	**4,195**	**(537)**	**25,168**	**2,517**	**590**	**288**

16

BHP Results for the year ended 30 June 2017
(1) Petroleum revenue from Group production includes: crude oil US$3,625 million (2016: US$3,566 million), natural gas US$1,796 million (2016: US$1,761 million), LNG US$858 million (2016: US$864 million), NGL US$442 million (2016: US$383 million) and other US$135 million (2016: US$192 million).
(2) Includes US$332 million of capitalised exploration (2016: US$317 million).
(3) Includes US$102 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2016: US$15 million).
(4) Australia Production Unit includes Macedon, Pyrenees, Minerva and Stybarrow (ceased production June 2015).
(5) Predominantly divisional activities, business development, Pakistan (divested in December 2015), UK, Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.
(6) Goodwill associated with Onshore US of US$3,022 million is included in Other net operating assets (2016: US$3,026 million).
(7) Comprises closed mining and smelting operations in Canada and the United States. Petroleum manages the closed mine sites due to their geographic location.
(8) Total Petroleum segment Revenue excludes US$17 million (2016: US$15 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum segment Underlying EBITDA includes US$3 million (2016: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.
(9) Negative capital expenditure reflects movements in capital creditors.
(10) Petroleum net operating assets have been restated for North West Shelf, Trinidad and Tobago, Exploration and Other to reflect the reallocation of exploration sundry receivable and sundry creditor balances on a consistent basis with the 2017 financial year. There is no change to the overall net operating asset position.

News Release
Copper
Underlying EBITDA for the 2017 financial year increased by US$926 million to US$3.5 billion.
US$M Underlying EBITDA for the year ended 30 June 2016 2,619
Net price impact(1) 1,048 Change in volumes: productivity 60 Change in controllable cash costs 731 Change in other costs: Exchange rates (139) Inflation (131) Non-cash(2) (304) One-off items(3) (492) Other(4) 153
Underlying EBITDA for the year ended 30 June 2017 3,545
(1) Average realised price: copper US$2.54/lb (2016: US$2.14/lb). (2) Non-cash includes: development stripping capitalisation and depletion.
(3) One-off items reflects industrial action at Escondida (214 kt volume impact) and the power outage at Olympic Dam. (4) Other includes: fuel and energy; asset sales; other items (including profit from equity accounted investments).
Total copper production for the 2017 financial year decreased by 16 per cent to 1,326 kt primarily due to reduced volumes following industrial action at Escondida, and the power outage and unplanned maintenance at Olympic Dam.
Production is forecast to increase to between 1,655 and 1,790 kt in the 2018 financial year.
ï,— Escondida production is expected to increase to between 1,130 and 1,230 kt following the ramp-up of the Los Colorados Extension (LCE) project during the September 2017 quarter, which will enable utilisation of three concentrators.
ï,— Pampa Norte production is expected to be higher than the prior year following completion of the Spence Recovery Optimisation project in the December 2016 quarter.
ï,— Olympic Dam production is expected to decrease to 150 kt as a major smelter maintenance campaign is phased through August to November 2017. Following completion of the maintenance campaign, improved operating performance will underpin an expected increase in production to approximately 215 kt in the 2019 financial year. ï,— Antamina production is expected to decrease to 125 kt as mining continues through a zinc rich zone.
We continue to release latent capacity across our copper assets. The Spence Recovery Optimisation project was completed in the December 2016 quarter and the Escondida LCE project is expected to ramp-up in the September 2017 quarter. At Olympic Dam, development into the Southern Mining Area is progressing well with first ore expected in the September 2017 quarter. In the medium term, the Olympic Dam Brownfield Expansion project has the potential to increase capacity to 280 kt.
On 17 August 2017, BHP’s Board approved the development of the Spence Growth Option (SGO) which will extend the mine life by more than 50 years. The development includes building a 95 ktpd concentrator with first production expected in the 2021 financial year. In the first 10 years, we anticipate average incremental production of approximately 185 ktpa of payable copper in concentrate and 4 ktpa of payable molybdenum. The project is expected to cost US$2.5 billion, based on updated foreign exchange rate assumptions, and at mid-case consensus prices has an expected internal rate of return of 16 per cent. The current copper cathode stream will continue until the 2025 financial year. In addition, SGO will require a new 1,000 litre per second desalination plant located at Mejillones Bay and a 154 km water pipeline from the plant to the Spence mine site. These will be built and operated by a third party under a Build, Own, Operate and Transfer contract.

BHP Results for the year ended 30 June 2017

Controllable cash costs decreased by US$731 million mainly due to a US$203 million planned build of mined ore ahead of the commissioning of the LCE project, a US$160 million ore inventory drawdown as a result of extending the operation of Los Colorados by four months in the 2016 financial year and a US$77 million benefit related to the increase in estimated recoverable copper contained in the sulphide leach pad following commissioning of the Escondida Bioleach Pad Extension project. In addition, there was a US$103 million benefit due to an inventory drawdown at Olympic Dam in the prior year.

Non-cash costs increased by US$304 million reflecting lower capitalised development stripping at Escondida and Pampa Norte consistent with the optimised mine plans.

One-off items reduced Underlying EBITDA by US$492 million and reflects US$387 million in lost volume from the 44 days of industrial action at Escondida and US$105 million due to the state-wide power outage and resultant shutdown at Olympic Dam. The idle capacity and other strike related costs incurred as a result of the Escondida industrial action were reported as exceptional and therefore not included in one-off items.

Unit cash costs at our operated copper assets decreased by four per cent to US$1.15 per pound, in line with revised guidance, excluding the idle capacity and other strike-related costs incurred as a result of the industrial action at Escondida. In the 2018 financial year, unit cash costs at our copper operated assets are expected to remain broadly unchanged at approximately US$1.15 per pound.

Escondida unit cash costs decreased by 17 per cent to US$0.93 per pound, excluding the impact of the industrial action which was reported as an exceptional item. This was seven per cent lower than guidance due to continued productivity improvements and favourable inventory movements. If costs related to the industrial action were included, unit costs would have been US$1.13 per pound. Escondida unit cash costs are expected to rise to approximately US$1.00 per pound in the 2018 financial year, reflecting an expected 10 per cent mine-plan grade decline, to approximately 0.90 per cent, higher price-linked commodity input costs and an increase in usage of higher cost desalinated water. Notwithstanding, a lower mining cost per tonne of material moved is expected as a result of continued productivity improvements.

Escondida unit costs (US$M)	H2 FY17	H1 FY17	FY17	FY16
Revenue	2,077	2,467	4,544	4,881
Underlying EBITDA	1,140	1,257	2,397	1,743
Cash costs (gross)	937	1,210	2,147	3,138
Less: by-product credits	91	122	213	222
Less: freight	29	31	60	75
Less: treatment and refining charges	117	185	302	356
Cash costs (net)	700	872	1,572	2,485
Sales (kt, equity share)	330	437	767	1,002
Sales (Mlb, equity share)	728	963	1,691	2,209
Cash cost per pound (US$)	**0.96**	**0.91**	**0.93**	**1.12**
Cash cost per pound including industrial action (US$)[1]	**1.42**	-	**1.13**	-

(1) Exceptional item relating to the industrial action of US$546 million comprises US$334 million of cash costs and US$212 million of depreciation expense. Industrial action cash cost per pound for the 2017 financial year calculated as: cash costs of US$334 million divided by sales of 1,691 Mlb = US$0.20 per pound.

19

News Release

Financial information for Copper for the 2017 and 2016 financial years is presented below.

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	4,544	2,397	996	1,401	14,972	999		
Pampa Norte[2]	1,401	620	314	306	1,662	213		
Antamina[3]	1,119	664	114	550	1,265	188		
Olympic Dam	1,287	284	224	60	6,367	267		
Other[3][4]	–	(118)	7	(125)	(166)	5		
Total Copper from Group production	8,351	3,847	1,655	2,192	24,100	1,672		
Third party products	1,103	23	–	23	–	–		
Total Copper	9,454	3,870	1,655	2,215	24,100	1,672	44	44
Adjustment for equity accounted investments[5]	(1,119)	(325)	(116)	(209)	–	(188)	–	–
Total Copper statutory result	**8,335**	**3,545**	**1,539**	**2,006**	**24,100**	**1,484**	**44**	**44**

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	4,881	1,743	930	813	14,449	2,268		
Pampa Norte[2]	1,098	401	401	–	1,786	321		
Antamina[3]	891	439	114	325	1,349	198		
Olympic Dam	1,432	385	237	148	6,339	197		
Other[3][4]	–	(158)	10	(168)	(79)	–		
Total Copper from Group production	8,302	2,810	1,692	1,118	23,844	2,984		
Third party products	838	46	–	46	–	–		
Total Copper	9,140	2,856	1,692	1,164	23,844	2,984	65	65
Adjustment for equity accounted investments[5]	(891)	(237)	(115)	(122)	–	(198)	(1)	(1)
Total Copper statutory result	**8,249**	**2,619**	**1,577**	**1,042**	**23,844**	**2,786**	**64**	**64**

(1) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(2) Includes Spence and Cerro Colorado.

(3) Antamina and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP's share.

(4) Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution.

(5) Total Copper segment Revenue excludes US$1,119 million (2016: US$891 million) revenue related to Antamina. Total Copper segment Underlying EBITDA includes US$116 million (2016: US$115 million) D&A and US$209 million (2016: US$122 million) net finance costs and taxation (expense)/benefit related to Antamina and Resolution that are also included in Underlying EBIT. Copper segment Capital expenditure excludes US$188 million (2016: US$198 million) and US$ nil (2016: US$1 million) Exploration expenditure related to Antamina.

20

BHP Results for the year ended 30 June 2017

Iron Ore

Underlying EBITDA for the 2017 financial year increased by US$3.5 billion to US$9.1 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2016	**5,599**
Net price impact(1)	3,168
Change in volumes: productivity	242
Change in controllable cash costs	291
Change in other costs:	
Exchange rates	(151)
Inflation	(65)
Other(2)	(7)
Underlying EBITDA for the year ended 30 June 2017	**9,077**

(1) Average realised price: iron ore US$58/wmt, FOB (2016: US$44/wmt, FOB).

(2) Other includes: fuel and energy; non-cash; asset sales; other items. Other items includes profit/(loss) from the equity accounted investment in Samarco prior to the dam failure, but does not include any financial impacts following the Samarco dam failure which has been reported as an exceptional item.

Total iron ore production for the 2017 financial year increased by four per cent to 231 Mt(ix) following record annual production at Western Australia Iron Ore (WAIO) which reflected strong productivity improvements across the supply chain as well as the commissioning of a new primary crusher and additional conveying capacity at Jimblebar.

WAIO production is expected to increase to between 239 and 243 Mt(ix), or between 275 and 280 Mt(ix) on a 100 per cent basis, in the 2018 financial year. This reflects continued productivity improvements and improved reliability across the supply chain. Volumes are expected be weighted to the last three quarters of the financial year, as scheduled port debottlenecking activities and lower stockpile levels, following the fire at the Mt Whaleback screening plant in June 2017, will impact the September 2017 quarter. BHP will continue to work with the relevant authorities in relation to the necessary approvals to increase system capacity to 290 Mtpa (100 per cent basis).

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

In June 2017, BHP approved initial funding of US$184 million (BHP share) for the South Flank sustaining mine project. The initial funding will be used primarily for the expansion of accommodation facilities to support construction and future operational workforce requirements. The capital cost for South Flank is expected to be in the range of US$30 to US$40 per tonne, with expenditure fitting within WAIO's previously indicated average annual sustaining capital expenditure of US$4 per tonne over the next five years.

WAIO unit cash costs decreased by three per cent to US$14.60 per tonne, underpinned by reductions in labour and contractor costs and increased equipment productivity. This was partially offset by a stronger Australian dollar, a stock write-off at Yandi of US$0.15 per tonne and additional costs related to the accelerated rail renewal and maintenance program of US$0.20 per tonne, which was completed in May 2017. In the 2018 financial year, unit costs are expected to decline further to below US$14 per tonne.

WAIO unit costs (US$M)	H2 FY17	H1 FY17	FY17	FY16
Revenue	7,587	6,808	14,395	10,333
Underlying EBITDA	4,884	4,117	9,001	5,492
Cash costs (gross)	2,703	2,691	5,394	4,841
Less: freight	517	466	983	764
Less: royalties	556	479	1,035	740
Cash costs (net)(1)	1,630	1,746	3,376	3,337
Sales (kt, equity share)	115,200	116,008	231,208	221,578
Cash cost per tonne (US$)	**14.15**	**15.05**	**14.60**	**15.06**

(1) Includes exploration expense of US$0.30 per tonne (2016: US$0.34 per tonne).

21

News Release

Financial information for Iron Ore for the 2017 and 2016 financial years is presented below.

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,395	9,001	1,873	7,128	20,040	716		
Samarco[1]	–	–	–	–	(1,049)	–		
Other[2]	148	53	7	46	184	89		
Total Iron Ore from Group production	14,543	9,054	1,880	7,174	19,175	805		
Third party products[3]	81	23	–	23	–	–		
Total Iron Ore	14,624	9,077	1,880	7,197	19,175	805	94	70
Adjustment for equity accounted investments[4]	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	**14,624**	**9,077**	**1,880**	**7,197**	**19,175**	**805**	**94**	**70**

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	10,333	5,492	1,855	3,637	21,641	969		
Samarco[1]	442	196	46	150	(1,193)	42		
Other[2]	121	(19)	4	(23)	93	86		
Total Iron Ore from Group production	10,896	5,669	1,905	3,764	20,541	1,097		
Third party products[3]	84	(8)	–	(8)	–	–		
Total Iron Ore	10,980	5,661	1,905	3,756	20,541	1,097	92	74
Adjustment for equity accounted investments[4]	(442)	(62)	(46)	(16)	–	(36)	–	–
Total Iron Ore statutory result	**10,538**	**5,599**	**1,859**	**3,740**	**20,541**	**1,061**	**92**	**74**

(1) Samarco is an equity accounted investment and its financial information presented above with the exception of net operating assets reflects BHP Billiton Brasil Ltda's share. Includes BHP Billiton Brasil Ltda's share of operating profit prior to the Samarco dam failure but does not include any financial impacts following the dam failure which has been reported as an exceptional item.

(2) Predominantly comprises divisional activities, towage services, business development and ceased operations.

(3) Includes inter-segment and external sales of contracted gas purchases.

(4) Total Iron Ore segment Revenue excludes US$ nil (2016: US$442 million) revenue related to Samarco. Total Iron Ore segment Underlying EBITDA includes US$ nil (2016: US$46 million) D&A and US$ nil (2016: US$16 million) net finance costs and taxation (expense)/benefit related to Samarco that are also included in Underlying EBIT. Iron Ore segment Capital expenditure excludes US$ nil (2016: US$36 million) related to Samarco.

22

BHP Results for the year ended 30 June 2017

Coal

Underlying EBITDA for the 2017 financial year increased by US$3.1 billion to US$3.8 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2016	**635**
Net price impact[1]	3,165
Change in volumes: productivity	42
Change in controllable cash costs	159
Change in other costs:	
Exchange rates	(115)
Inflation	(52)
One-off items[2]	(109)
Ceased and sold operations	(75)
Other[3]	134
Underlying EBITDA for the year ended 30 June 2017	**3,784**

(1) Average realised price: hard coking coal US$180/t (2016: US$83/t); weak coking coal US$121/t (2016: US$69/t); thermal coal US$75/t (2016: US$48/t).

(2) One-off items reflects: Cyclone Debbie impacts and royalty matters.

(3) Other includes: fuel and energy; asset sales; other items (including profit/(loss) from equity accounted investments).

Metallurgical coal production decreased by six per cent to 40 Mt[ix] and energy coal production increased by seven per cent to 29 Mt[ix] in the 2017 financial year.

- Metallurgical coal production decreased as a result of damage caused by Cyclone Debbie to third party rail infrastructure, partially offset by record annual production at Peak Downs and Saraji.
- Energy coal production increased following a stronger performance at Cerrejón and as New South Wales Energy Coal (NSWEC) benefitted from a lower strip ratio and additional bypass coal.

Metallurgical coal production is expected to increase to between 44 and 46 Mt[ix] and energy coal production is expected to remain broadly unchanged at approximately 29 to 30 Mt[ix] in the 2018 financial year.

Queensland Coal unit cash costs increased by eight per cent to US$60 per tonne as a result of lower sales volumes due to the impacts of Cyclone Debbie and a stronger Australian dollar. In the 2018 financial year, unit costs are expected to be US$59 per tonne, which includes additional contractor stripping fleet costs given forecast higher strip ratios and planned debottlenecking activities. NSWEC unit costs of US$41 per tonne[vii] were in line with the prior year as a reduction in labour costs and favourable inventory movements were offset by a stronger Australian dollar. Unit costs are expected to increase to approximately US$46 per tonne in the 2018 financial year as mining progresses through geological constraints (the monocline transition), strip ratios rise and pit design initiatives are implemented to reduce costs in future periods. These initiatives are expected to mitigate the impacts of the monocline and reduce unit costs from the 2020 financial year onwards.

Queensland Coal unit costs (US$M)	H2 FY17	H1 FY17	FY17	FY16
Revenue	2,935	3,381	6,316	3,351
Underlying EBITDA	1,433	1,823	3,256	584
Cash costs (gross)	1,502	1,558	3,060	2,767
Less: freight	57	54	111	86
Less: royalties	296	335	631	316
Cash costs (net)	1,149	1,169	2,318	2,365
Sales (kt, equity share)	18,130	20,716	38,846	42,809
Cash cost per tonne (US$)	**63.38**	**56.43**	**59.67**	**55.25**

Average annual sustaining capital expenditure is forecast to be approximately US$8 per tonne for Queensland Coal and US$5 per tonne for NSWEC over the next five years. In August 2016, BHP agreed with the New South Wales Government to cancel the exploration licence and cease progression of the Caroona Coal project for A$220 million.

23

News Release

Financial information for Coal for the 2017 and 2016 financial years is presented below.

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	6,316	3,256	605	2,651	8,202	235		
New Mexico[1]	3	(6)	3	(9)	–	1		
New South Wales Energy Coal[2]	1,351	525	154	371	1,080	11		
Colombia[2]	749	363	96	267	873	34		
Other[3]	8	(57)	4	(61)	(19)	–		
Total Coal from Group production	8,427	4,081	862	3,219	10,136	281		
Third party products	–	–	–	–	–	–		
Total Coal	8,427	4,081	862	3,219	10,136	281	9	9
Adjustment for equity accounted investments[4]	(849)	(297)	(128)	(169)	–	(35)	–	–
Total Coal statutory result	**7,578**	**3,784**	**734**	**3,050**	**10,136**	**246**	**9**	**9**

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	3,351	584	723	(139)	8,423	246		
New Mexico[1]	320	114	43	71	45	5		
New South Wales Energy Coal[2]	914	133	155	(22)	1,181	15		
Colombia[2]	525	134	96	38	863	31		
Other[3]	23	(88)	95	(183)	139	36		
Total Coal from Group production	5,133	877	1,112	(235)	10,651	333		
Third party products	6	–	–	–	–	–		
Total Coal	5,139	877	1,112	(235)	10,651	333	18	18
Adjustment for equity accounted investments[4]	(621)	(242)	(128)	(114)	–	(35)	–	–
Total Coal statutory result	**4,518**	**635**	**984**	**(349)**	**10,651**	**298**	**18**	**18**

(1) Includes the Navajo mine (divested in July 2016) and San Juan mine (divested in January 2016).

(2) Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP's share.

(3) Predominantly comprises divisional activities and IndoMet Coal (divested in October 2016).

(4) Total Coal segment Revenue excludes US$849 million (2016: US$621 million) revenue related to Newcastle Coal Infrastructure Group and Cerrejón. Total Coal segment Underlying EBITDA includes US$96 million (2016: US$96 million) D&A and US$116 million (2016: US$46 million) net finance costs and taxation (expense)/benefit related to Cerrejón, that are also included in Underlying EBIT. Total Coal segment Underlying EBITDA excludes US$32 million (2016: US$32 million) D&A and US$53 million (2016: US$68 million) total EBIT related to Newcastle Coal Infrastructure Group, that is excluded from Underlying EBIT to reconcile the consolidated business total to the statutory result. Coal segment Capital expenditure excludes US$35 million (2016: US$35 million) related to Newcastle Coal Infrastructure Group and Cerrejón.

24

BHP Results for the year ended 30 June 2017
Group and unallocated items
Underlying EBITDA loss increased by US$2 million to US$173 million in the 2017 financial year as a strong performance at Nickel West was offset by unfavourable exchange rate impacts on corporate provision balances and increased spend on technology projects.
Nickel West returned to positive Underlying EBITDA of US$44 million as production rates increased across the supply chain following the triennial statutory shutdowns in the prior year. The benefit of higher prices was offset by a stronger Australian dollar. Debottlenecking activities at the Kwinana refinery delivered record refined metal production.

News Release
The financial information on pages 31 to 47 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year, unless otherwise noted.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following footnotes apply to this Results Announcement:
(i) We use other financial measures (each of which is calculated with reference to IFRS measures) to assess our performance, which are defined below: ï,· Free cash flow – comprises net operating cash flows less net investing cash flows.
ï,· Gearing ratio – represents the ratio of net debt to net debt plus net assets.
ï,· Net debt – comprises Interest bearing liabilities less Cash and cash equivalents for the total operations within the Group at the reporting date.
(ii) We use various alternate performance measures to reflect our underlying performance. Our two primary measures of performance are Underlying attributable profit and Underlying EBITDA.
We believe these alternate performance measures provide useful information, but should not be considered as an indication of, or as a substitute for, Attributable profit/(loss) and other statutory measures as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.
We consider Underlying attributable profit to be a key measure that provides insight on the amount of profit available to distribute to shareholders, which aligns to our purpose as outlined in Our Charter. Underlying attributable profit is also the key performance indicator against which short-term incentive outcomes for our senior executives are measured and, in our view, is a relevant measure to assess the financial performance of BHP for this purpose.
Underlying EBITDA is the key alternate performance measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is more relevant to capital intensive industries with long-life assets.
Prior to FY2016, we reported Underlying EBIT as a key alternate performance measure of operating results. Management believes focusing on Underlying EBITDA more closely reflects the operating cash generative capacity and hence the underlying performance of the Group’s business. Management also uses this measure because financing structures and tax regimes differ across the Group’s assets and substantial components of the Group’s tax and interest charges are levied at a Group level rather than an operational level.
ï,· Underlying attributable profit is Profit/(loss) after taxation attributable to BHP shareholders (also referred to as ‘Attributable profit/(loss)’) excluding discontinued operations and any exceptional items attributable to BHP shareholders.
ï,· Underlying EBITDA is Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes net finance costs and taxation (expense)/benefit, depreciation, amortisation and impairments related to equity accounted investments of US$540 million (2016: US$444 million) and excludes exceptional items of US$172 million (2016: US$1,227 million) related to share of profit/(loss) from equity accounted investments. ï,· Underlying EBIT is Underlying EBITDA, including depreciation, amortisation and impairments of US$7,907 million for the 2017 financial year (2016: US$8,871 million). Underlying EBIT includes net finance costs and taxation (expense)/benefit of US$325 million (2016: US$184 million) related to equity accounted investments and excludes exceptional items of US$172 million (2016: US$1,227 million) related to share of profit/(loss) from equity accounted investments.
(iii) Further alternate performance measures are defined as follows and comparatives exclude discontinued operations unless otherwise stated: ï,· Adjusted effective tax rate – comprises Total taxation (expense)/benefit excluding exceptional items and exchange rate movements included in taxation (expense)/benefit divided by Profit/(loss) before taxation and exceptional items. Management believes this measure provides useful information regarding the tax impacts from underlying operations.
ï,· Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.
ï,· Operating assets free cash flow – comprises net operating cash flows adjusted for dividends received, net interest received/(paid) and net income tax and royalty-related taxation refunded/(paid) less net investing cash flows. Dividends received, net interest and net income tax and royalty-related taxation are not allocated to operating asset free cash flow as financing structures and tax regimes differ across the Group’s assets and substantial components of the Group’s interest and tax charges are levied at a Group level rather than an operational level.
ï,· Underlying basic earnings per share – represents underlying attributable profit divided by the weighted average number of basic shares. ï,· Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
ï,· Underlying return on capital employed (ROCE) – represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Average capital employed is calculated as the average of net assets less net debt for the last two financial years.
The method of calculation of the Principal factors that Underlying EBITDA is as follows:
ï,· Change in sales prices – Change in average realised price for each operation from the corresponding period to the current period, multiplied by current period volumes.
ï,· Price-linked costs – Change in price-linked costs for each operation from the corresponding period to the current period, multiplied by current period volumes.
ï,· Productivity volumes – Change in volumes for each operation not included in the Growth category from the corresponding period to the current period, multiplied by the prior year Underlying EBITDA margin. Used to determine changes in productivity in footnote (iv).

BHP Results for the year ended 30 June 2017
ï,· Growth volumes – Volume – Growth comprises Underlying EBITDA for operations that are new or acquired in the current period minus Underlying EBITDA for operations that are new or acquired in the corresponding period, change in volumes for operations identified as a Growth project from the corresponding period to the current period multiplied by the prior year Underlying EBITDA margin, and change in volume for our petroleum assets from the corresponding period to the current period multiplied by the prior year Underlying EBITDA margin.
ï,· Controllable cash costs – comprises operating cash costs and exploration and business development costs. Management believes this measure provides useful information regarding the Group’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under the Group’s control. Used to determine changes in productivity in footnote (iv).
ï,· Operating cash costs – Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the corresponding period to the current period.
ï,· Exploration and business development – Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.
ï,· Exchange rates – Change in exchange rate multiplied by current period local currency revenue and expenses. The majority of the Company’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.
ï,· Inflation – Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
ï,· Fuel and energy – Fuel and energy expense in the current period minus fuel and energy expense in the corresponding period. ï,· Non-cash—Includes non-cash items mainly depletion of stripping capitalised.
ï,· One-off items – Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
ï,· Asset sales – Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period. ï,· Ceased and sold operations – Underlying
EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the corresponding period.
ï,· Other – Share of operating profit from equity accounted investments for the period minus share of operating profit from equity accounted investments in the corresponding period and variances not explained by the above factors.
(iv) Represents changes in controllable cash costs (refer to footnote (iii)), changes in volumes attributed to productivity (refer to definition of ‘productivity volumes’ in footnote (iii)) and changes in capitalised exploration. Changes in capitalised exploration is capitalised exploration in the current period less capitalised exploration in the prior period.
(v) Capital and exploration expenditure represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement.
(vi) Operating cost per copper equivalent tonne presented on a continuing operations basis excluding royalties and BHP’s share of volumes from equity accounted investments; copper equivalent production based on 2017 financial year average realised prices.
(vii) Conventional petroleum unit cash costs exclude inventory movements, freight, and third party and exploration expense; WAIO, Queensland Coal and NSWEC unit cash costs exclude freight and royalties; Escondida unit cash costs include the grade decline and exclude freight and treatment and refining charges and are net of by-product credits. 2018 financial year unit cost guidance is based on exchange rates of AUD/USD 0.75 and USD/CLP 663. Other forward-looking guidance is based on internal exchange rate assumptions.
(viii) Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.
(ix) Iron ore production and guidance excludes production from Samarco; Energy Coal production and guidance excludes production from New Mexico Coal following divestments; Metallurgical coal production and guidance excludes production from Haju following the divestment of IndoMet Coal.
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

News Release
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA, Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.
No financial or investment advice – South Africa
BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP Results for the year ended 30 June 2017

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29

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BHP
Financial Information Year ended
30 June 2017

Financial Information
Contents
Financial Information Page
Consolidated Income Statement for the year ended 30 June 2017 33 Consolidated Statement of Comprehensive Income for the year ended 30 June 2017 34 Consolidated Balance Sheet as at 30 June 2017 35 Consolidated Cash Flow Statement for the year ended 30 June 2017 36 Consolidated Statement of Changes in Equity for the year ended 30 June 2017 37 Notes to the Financial Information 38
1. Exceptional items 38
2. Interests in associates and joint venture entities 39
3. Net finance costs 40
4. Earnings per share 40
5. Dividends 40
6. Significant events – Samarco dam failure 41
7. Subsequent events 47
The financial information included in this document for the year ended 30 June 2017 is unaudited and has been derived from the draft financial report of the Group for the year ended 30 June 2017. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2017, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.
The financial information set out on pages 31 to 47 for the year ended 30 June 2017 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2016 financial statements contained within the Annual Report of the Group.
The comparative figures for the financial years ended 30 June 2016 and 30 June 2015 are not the statutory accounts of the Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.
All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Results for the year ended 30 June 2017
Consolidated Income Statement for the year ended 30 June 2017
Notes 2017 2016 2015 US$M US$M US$M
Continuing operations
Revenue 38,285 30,912 44,636 Other income 736 444 496 Expenses excluding net finance costs (27,540) (35,487) (37,010) Profit/(loss) from equity accounted investments, related impairments and expenses 2 272 (2,104) 548
Profit/(loss) from operations 11,753 (6,235) 8,670
Financial expenses (1,574) (1,161) (702) Financial income 143 137 88 Net finance costs 3 (1,431) (1,024) (614)
Profit/(loss) before taxation 10,322 (7,259) 8,056 Income tax (expense)/benefit    (3,933) 1,297 (2,762) Royalty-related taxation (net of income tax benefit) (167) (245) (904) Total taxation (expense)/benefit (4,100) 1,052 (3,666)
Profit/(loss) after taxation from Continuing operations 6,222 (6,207) 4,390
Discontinued operations
Loss after taxation from Discontinued operations - - (1,512)
Profit/(loss) after taxation from Continuing and Discontinued operations 6,222 (6,207) 2,878 Attributable to non-controlling interests 332 178 968 Attributable to BHP shareholders    5,890 (6,385) 1,910
Basic earnings/(loss) per ordinary share (cents) 4 110.7 (120.0) 35.9 Diluted earnings/(loss) per ordinary share (cents) 4 110.4 (120.0) 35.8 Basic earnings/(loss) from Continuing operations per ordinary share (cents) 4 110.7 (120.0) 65.5 Diluted earnings/(loss) from Continuing operations per ordinary share (cents) 4 110.4 (120.0) 65.3
Dividends per ordinary share – paid during the period (cents) 5 54.0 78.0 124.0 Dividends per ordinary share – determined in respect of the period (cents) 5 83.0 30.0 124.0
The accompanying notes form part of this financial information.

Financial Information
Consolidated Statement of Comprehensive Income for the year ended 30 June 2017
2017 2016 2015 US$M US$M US$M
Profit/(loss) after taxation from Continuing and Discontinued operations 6,222 (6,207) 2,878 Other comprehensive income
Items that may be reclassified subsequently to the income statement: Available for sale investments:
Net valuation (losses)/gains taken to equity (1) 2 (21) Net valuation losses/(gains) transferred to the income statement - 1 (115) Cash flow hedges: Gains/(losses) taken to equity 351 (566) (1,797) (Gains)/losses transferred to the income statement (432) 664 1,815 Exchange fluctuations on translation of foreign operations taken to equity (1) (1) (2) Exchange fluctuations on translation of foreign operations transferred to income statement - (10) -Tax recognised within other comprehensive income 24 (30) 29 Total items that may be reclassified subsequently to the income statement (59) 60 (91) Items that will not be reclassified to the income statement: Remeasurement gains/(losses) on pension and medical schemes 36 (20) (28) Tax recognised within other comprehensive income (26) (17) (17) Total items that will not be reclassified to the income statement 10 (37) (45) Total other comprehensive (loss)/income (49) 23 (136)
Total comprehensive income/(loss) 6,173 (6,184) 2,742 Attributable to non-controlling interests 332 176 973 Attributable to BHP shareholders 5,841 (6,360) 1,769
The accompanying notes form part of this financial information.

BHP Results for the year ended 30 June 2017
Consolidated Balance Sheet as at 30 June 2017
2017 2016 US$M US$M
ASSETS Current assets
Cash and cash equivalents 14,153 10,319 Trade and other receivables 2,836 3,155 Other financial assets 72 121 Inventories 3,673 3,411 Current tax assets 195 567 Other 127 141
Total current assets 21,056 17,714 Non-current assets
Trade and other receivables 803 867 Other financial assets 1,281 2,680 Inventories 1,095 764 Property, plant and equipment 80,497 83,975 Intangible assets 3,968 4,119 Investments accounted for using the equity method 2,448 2,575 Deferred tax assets 5,788 6,147 Other 70 112
Total non-current assets 95,950 101,239 Total assets 117,006 118,953
LIABILITIES Current liabilities
Trade and other payables 5,551 5,389 Interest bearing liabilities 1,241 4,653 Other financial liabilities 394 5 Current tax payable 2,119 451 Provisions 1,959 1,765 Deferred income 102 77
Total current liabilities 11,366 12,340 Non-current liabilities
Trade and other payables 5 13 Interest bearing liabilities 29,233 31,768 Other financial liabilities 1,106 1,778 Deferred tax liabilities 3,765 4,324 Provisions 8,445 8,381 Deferred income 360 278
Total non-current liabilities 42,914 46,542 Total liabilities 54,280 58,882 Net assets 62,726 60,071
EQUITY
Share capital – BHP Billiton Limited 1,186 1,186 Share capital – BHP Billiton Plc 1,057 1,057 Treasury shares (3) (33) Reserves 2,400 2,538 Retained earnings 52,618 49,542
Total equity attributable to BHP shareholders 57,258 54,290 Non-controlling interests 5,468 5,781
Total equity 62,726 60,071
The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement for the year ended 30 June 2017

	2017 US$M	2016 US$M	2015 US$M
Operating activities			
Profit/(loss) before taxation from Continuing operations	**10,322**	(7,259)	8,056
Adjustments for:			
Non-cash or non-operating exceptional items	**350**	9,645	3,196
Depreciation and amortisation expense	**7,719**	8,661	9,158
Impairments of property, plant and equipment, financial assets and intangibles	**188**	210	828
Net finance costs	**1,304**	1,024	614
Share of operating profit of equity accounted investments	**(444)**	(276)	(548)
Other	**290**	459	503
Changes in assets and liabilities:			
Trade and other receivables	**315**	1,714	1,431
Inventories	**(679)**	527	151
Trade and other payables	**337**	(1,661)	(990)
Provisions and other assets and liabilities	**(325)**	(373)	(779)
Cash generated from operations	**19,377**	12,671	21,620
Dividends received	**636**	301	740
Interest received	**164**	128	86
Interest paid	**(1,149)**	(830)	(627)
Settlement of cash management related instruments	**(140)**	–	–
Net income tax and royalty-related taxation refunded	**501**	641	348
Net income tax and royalty-related taxation paid	**(2,585)**	(2,286)	(4,373)
Net operating cash flows from Continuing operations	**16,804**	10,625	17,794
Net operating cash flows from Discontinued operations	**–**	–	1,502
Net operating cash flows	**16,804**	10,625	19,296
Investing activities			
Purchases of property, plant and equipment	**(4,252)**	(6,946)	(11,947)
Exploration expenditure	**(968)**	(765)	(816)
Exploration expenditure expensed and included in operating cash flows	**612**	430	670
Net investment and funding of equity accounted investments	**(234)**	40	117
Proceeds from sale of assets	**648**	107	74
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**186**	166	256
Other investing	**(153)**	(277)	144
Net investing cash flows from Continuing operations	**(4,161)**	(7,245)	(11,502)
Net investing cash flows from Discontinued operations	**–**	–	(1,066)
Cash disposed on demerger of South32	**–**	–	(586)
Net investing cash flows	**(4,161)**	(7,245)	(13,154)
Financing activities			
Proceeds from interest bearing liabilities	**1,577**	7,239	3,440
Proceeds/(settlements) from debt related instruments	**36**	156	(33)
Repayment of interest bearing liabilities	**(7,120)**	(2,788)	(4,135)
Proceeds from ordinary shares	**–**	–	9
(Distributions)/contributions to/from non-controlling interests	**(16)**	–	53
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(108)**	(106)	(355)
Dividends paid	**(2,921)**	(4,130)	(6,498)
Dividends paid to non-controlling interests	**(581)**	(87)	(554)
Net financing cash flows from Continuing operations	**(9,133)**	284	(8,073)
Net financing cash flows from Discontinued operations	**–**	–	(203)
Net financing cash flows	**(9,133)**	284	(8,276)
Net increase/(decrease) in cash and cash equivalents from Continuing operations	**3,510**	3,664	(1,781)
Net increase in cash and cash equivalents from Discontinued operations	**–**	–	233
Cash and cash equivalents, net of overdrafts, at beginning of the financial year	**10,276**	6,613	8,752
Cash disposed on demerger of South32	**–**	–	(586)
Foreign currency exchange rate changes on cash and cash equivalents	**322**	(1)	(5)
Cash and cash equivalents, net of overdrafts, at end of the financial year	**14,108**	10,276	6,613

The accompanying notes form part of this financial information.

36

BHP Results for the year ended 30 June 2017

Consolidated Statement of Changes in Equity for the year ended 30 June 2017

US$M	Attributable to BHP shareholders								
	Share capital		Treasury shares						
	BHP Billiton Limited	BHP Billiton Plc	BHP Billiton Limited	BHP Billiton Plc	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non-controlling interests	Total equity
Balance as at 1 July 2016	**1,186**	**1,057**	**(7)**	**(26)**	**2,538**	**49,542**	**54,290**	**5,781**	**60,071**
Total comprehensive income	**–**	**–**	**–**	**–**	**(59)**	**5,900**	**5,841**	**332**	**6,173**
Transactions with owners:									
Purchase of shares by ESOP Trusts	**–**	**–**	**(105)**	**(3)**	**–**	**–**	**(108)**	**–**	**(108)**
Employee share awards exercised net of employee contributions	**–**	**–**	**110**	**28**	**(167)**	**29**	**–**	**–**	**–**
Employee share awards forfeited	**–**	**–**	**–**	**–**	**(18)**	**18**	**–**	**–**	**–**
Accrued employee entitlement for unexercised awards	**–**	**–**	**–**	**–**	**106**	**–**	**106**	**–**	**106**
Distribution to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(16)**	**(16)**
Dividends	**–**	**–**	**–**	**–**	**–**	**(2,871)**	**(2,871)**	**(601)**	**(3,472)**
Divestment of subsidiaries, operations and joint operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(28)**	**(28)**
Balance as at 30 June 2017	**1,186**	**1,057**	**(2)**	**(1)**	**2,400**	**52,618**	**57,258**	**5,468**	**62,726**
Balance as at 1 July 2015	1,186	1,057	(19)	(57)	2,557	60,044	64,768	5,777	70,545
Total comprehensive loss	–	–	–	–	60	(6,420)	(6,360)	176	(6,184)
Transactions with owners:									
Purchase of shares by ESOP Trusts	–	–	(106)	–	–	–	(106)	–	(106)
Employee share awards exercised net of employee contributions	–	–	118	31	(193)	46	2	–	2
Employee share awards forfeited	–	–	–	–	(26)	26	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	140	–	140	–	140
Dividends	–	–	–	–	–	(4,154)	(4,154)	(172)	(4,326)
Balance as at 30 June 2016	1,186	1,057	(7)	(26)	2,538	49,542	54,290	5,781	60,071
Balance as at 1 July 2014	1,186	1,069	(51)	(536)	2,927	74,548	79,143	6,239	85,382
Total comprehensive income	–	–	–	–	(96)	1,865	1,769	973	2,742
Transactions with owners:									
Shares cancelled	–	(12)	–	501	12	(501)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(232)	(123)	–	–	(355)	–	(355)
Employee share awards exercised net of employee contributions and other adjustments	–	–	264	99	(461)	101	3	–	3
Employee share awards forfeited	–	–	–	–	(13)	13	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	–	(1)	–	(1)	(1)	(2)
Dividends	–	–	–	–	–	(6,596)	(6,596)	(639)	(7,235)
In specie dividend on demerger	–	–	–	–	–	(9,445)	(9,445)	–	(9,445)
Equity contributed	–	–	–	–	1	–	1	52	53
Transfers within equity on demerger	–	–	–	–	(59)	59	–	–	–
Conversion of controlled entities to equity accounted investments	–	–	–	2	–	–	2	(847)	(845)
Balance as at 30 June 2015	1,186	1,057	(19)	(57)	2,557	60,044	64,768	5,777	70,545

The accompanying notes form part of this financial information.

37

Financial Information

Notes to the Financial Information

1. Exceptional items

Exceptional items are those items where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Financial Statements. Such items included within the Group's profit for the year are detailed below:

Year ended 30 June 2017	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(381)	-	(381)
Escondida industrial action	(546)	179	(367)
Cancellation of Caroona exploration license	164	(49)	115
Withholding tax on Chilean dividends	-	(373)	(373)
Total	**(763)**	**(243)**	**(1,006)**
Attributable to non-controlling interests – Escondida industrial action	(232)	68	(164)
Attributable to BHP shareholders	(531)	(311)	(842)

Samarco Mineração S.A. (Samarco) dam failure

The FY2017 exceptional loss of US$381 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2017	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Billiton Brasil Ltda and other BHP entities in relation to the Samarco dam failure	(82)
Loss from equity accounting investments, related impairments and expenses:	
Share of loss relating to the Samarco dam failure	(134)
Samarco dam failure provision	(38)
Net finance costs	(127)
Total[(1)]	**(381)**

(1) Refer to note 6 Significant events – Samarco dam failure for further information.

Escondida industrial action

Our Escondida asset in Chile began negotiations with Union N°1 on a new collective agreement in December 2016, as the existing agreement was expiring on 31 January 2017. Negotiations, including government-led mediation, failed and the union commenced strike action on 9 February 2017 resulting in a total shutdown of operations, including work on the expansion of key projects. On 24 March 2017, following a 44-day strike and a revised offer being presented to union members, Union N°1 exercised its rights under Article 369 of the Chilean Labour Code to extend the existing collective agreement for 18 months.

Industrial action through this period resulted in a reduction to FY2017 copper production of 214 kt and gave rise to idle capacity charges of US$546 million, including depreciation of US$212 million.

Cancellation of the Caroona exploration licence

Following the Group's agreement with the New South Wales Government in August 2016 to cancel the exploration license of the Caroona Coal project, a net gain of US$115 million (after tax expense) has been recognised.

Withholding tax on Chilean dividends

BHP Billiton Chile Inversiones Limitada paid a one-off US$2.3 billion dividend to its parent in April 2017 while a concessional tax rate was available, resulting in withholding tax of US$373 million.

Year ended 30 June 2016	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(2,450)	253	(2,197)
Impairment of Onshore US assets	(7,184)	2,300	(4,884)
Global taxation matters	(70)	(500)	(570)
Total	**(9,704)**	**2,053**	**(7,651)**
Attributable to non-controlling interests – Impairment of Onshore US assets	(80)	29	(51)
Attributable to BHP shareholders	(9,624)	2,024	(7,600)

38

BHP Results for the year ended 30 June 2017

1. Exceptional items (continued)

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation	–	(698)	(698)
Total	**(3,196)**	**250**	**(2,946)**
Attributable to non-controlling interests – Repeal of Minerals Resource Rent Tax legislation	–	(12)	(12)
Attributable to BHP shareholders	(3,196)	262	(2,934)

2. Interests in associates and joint venture entities

The Group's major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group's reporting date[(1)]			Profit/(loss) from equity accounted investments, related impairments and expenses		
	2017 %	2016 %	2015 %	2017 US$M	2016 US$M	2015 US$M
Share of operating profit/(loss) of equity accounted investments:						
Carbones del Cerrejón LLC	33.33	33.33	33.33	**129**	(24)	(20)
Compañia Minera Antamina SA	33.75	33.75	33.75	**341**	203	229
Samarco Mineração SA[(2)(3)(4)]	50.00	50.00	50.00	**(134)**	(1,091)	371
Other				**(26)**	(39)	(32)
Share of operating profit/(loss) of equity accounted investments				**310**	(951)	548
Samarco dam failure provision expense[(2)(5)]				**(38)**	(628)	–
Impairment of Samarco Mineração SA[(5)]				**-**	(525)	–
Profit/(loss) from equity accounted investments, related impairments and expenses				**272**	(2,104)	548

(1) The ownership interest at the Group's and the associates and joint venture entities' reporting dates are the same.

(2) Refer to note 6 Significant events – Samarco dam failure for further information. Financial impact of US$(381) million from the Samarco dam failure relates to US$(134) million share of loss from US$(134) million funding provided during the period, US$(82) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(127) million amortisation of discounting impacting net finance costs and US$(38) million other movements in the Samarco dam failure provision including foreign exchange.

(3) As the carrying value has been previously written down to US$ nil, any additional share of Samarco's losses are only recognised to the extent BHP Billiton Brasil Ltda has an obligation to fund the losses or investment funding is provided. BHP Billiton Brasil Ltda has provided US$(134) million funding during the period and recognised additional share of losses of US$(134) million.

(4) At 30 June 2016, US$(1,091) million represents US$(1,227) million share of loss relating to the Samarco dam failure (exceptional item) and US$136 million share of operating profit prior to the dam failure.

(5) At 30 June 2016, BHP Billiton Brasil Ltda adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and at 30 June 2016 recognised a provision of US$(1,200) million for obligations under the Framework Agreement (defined on page 43). US$(572) million of the US$(1,200) million provision represented an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense.

39

Financial Information

3. Net finance costs

	2017 US$M	2016 US$M	2015 US$M
Financial expenses			
Interest on bank loans, overdrafts and all other borrowings	**1,131**	971	526
Interest capitalised at 3.25% (2016: 2.61%; 2015: 1.94%)[1]	**(113)**	(123)	(148)
Discounting on provisions and other liabilities	**462**	313	333
Fair value change on hedged loans	**(1,185)**	1,444	372
Fair value change on hedging derivatives	**1,244**	(1,448)	(358)
Exchange variations on net debt	**(23)**	(24)	(63)
Other financial expenses	**58**	28	40
	1,574	1,161	702
Financial income			
Interest income	**(143)**	(137)	(88)
Net finance costs	**1,431**	1,024	614

(1) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$34 million (2016: US$37 million; 2015: US$42 million)

4. Earnings per share

	2017	2016	2015
Earnings/(loss) attributable to BHP shareholders (US$M)			
- Continuing operations	**5,890**	(6,385)	3,483
- Total	**5,890**	(6,385)	1,910
Weighted average number of shares (Million)			
- Basic[1]	**5,323**	5,322	5,318
- Diluted[2]	**5,336**	5,322	5,333
Basic earnings/(loss) per ordinary share (US cents)[3]			
- Continuing operations	**110.7**	(120.0)	65.5
- Total	**110.7**	(120.0)	35.9
Diluted earnings/(loss) per ordinary share (US cents)[3]			
- Continuing operations	**110.4**	(120.0)	65.3
- Total	**110.4**	(120.0)	35.8

(1) The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Limited Employee Equity Trust.

(2) For the purposes of calculating diluted earnings per share, the effect of 13 million of dilutive shares has been taken into account for the year ended 30 June 2017 (2016: nil; 2015: 15 million shares). The Group's only potential dilutive instruments are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2016 and therefore its impact has been excluded from the diluted earnings per share calculation.

At 30 June 2017, there are no instruments which are considered antidilutive (2015: 160,116 antidilutive shares).

(3) Each American Depositary Share represents twice the earnings for BHP ordinary shares.

5. Dividends

	Year ended 30 June 2017		Year ended 30 June 2016		Year ended 30 June 2015	
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period (per share)[1]						
Prior year final dividend	14.0	749	62.0	3,299	62.0	3,292
Interim dividend	40.0	2,130	16.0	855	62.0	3,304
	54.0	2,879	78.0	4,154	124.0	6,596

(1) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2016: 5.5 per cent; 2015: 5.5 per cent).

At 30 June 2017, BHP Billiton Limited had 3,212 million ordinary shares on issue and held by the public and BHP Billiton Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Billiton Limited were held by BHP Billiton Plc at 30 June 2017 (2016: nil, 2015: nil).

40

BHP Results for the year ended 30 June 2017

5. Dividends (continued)

The Dual Listed Company merger terms require that ordinary shareholders of BHP Billiton Limited and BHP Billiton Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 22 August 2017, the BHP Parents determined a final dividend of 43.0 US cents per share (US$2,289 million), which will be paid on 26 September 2017 (2016: final dividend of 14.0 US cents per share - US$746 million, 2015: final dividend of 62.0 US cents per share - US$3,301 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2017 US$M	2016 US$M	2015 US$M
Franking credits as at 30 June	**10,155**	9,640	11,295
Franking credits/(debits) arising from the payment/(refund) of current tax	**1,239**	81	(428)
Total franking credits available[(1)]	**11,394**	9,721	10,867

(1) The payment of the final 2017 dividend determined after 30 June 2017 will reduce the franking account balance by US$592 million.

6. Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure).

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Billiton Brasil) and Vale S.A. (Vale). BHP Billiton Brasil's 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Billiton Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Billiton Brasil recognises its 50 per cent share of Samarco's profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Billiton Brasil has an obligation to fund the losses, or when future investment funding is provided. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Billiton Brasil or other BHP entities are recognised 100 per cent in the Group's results.

The financial impacts of the Samarco dam failure on the Group's income statement, balance sheet and cash flow statement for the year ended 30 June 2017 are shown in the table below and have been treated as an exceptional item. The table below does not include BHP Billiton Brasil's share of the results of Samarco prior to the Samarco dam failure, which is disclosed in note 2 Interests in associates and joint ventures, along with the summary financial information related to Samarco as at 30 June 2017.

41

Financial Information

6. Significant events – Samarco dam failure (continued)

Financial impacts of Samarco dam failure	Year ended 30 June 2017 US$M	Year ended 30 June 2016 US$M
Income statement		
Expenses excluding net finance costs:		
Costs incurred directly by BHP Billiton Brasil and other BHP entities in relation to the Samarco dam failure[(1)(2)]	**(82)**	(70)
Loss from equity accounted investments, related impairments and expenses:		
Share of loss relating to the Samarco dam failure[(2)(3)]	**(134)**	(655)
Impairment of the carrying value of the investment in Samarco[(3)]	**–**	(525)
Samarco dam failure provision[(2)(3)]	**(38)**	(1,200)
Loss from operations	**(254)**	(2,450)
Net finance costs	**(127)**	–
Loss before taxation	**(381)**	(2,450)
Income tax benefit	**–**	253
Loss after taxation	**(381)**	(2,197)
Balance sheet movement		
Trade and other payables	**(3)**	(11)
Investments accounted for using the equity method	**–**	(1,180)
Deferred tax assets	**–**	(158)
Provisions	**143**	(1,200)
Deferred tax liabilities	**–**	411
Net assets/(liabilities)	**140**	(2,138)

		Year ended 30 June 2017 US$M		Year ended 30 June 2016 US$M
Cash flow statement				
Loss before taxation		**(381)**		(2,450)
Comprising:				
Costs incurred directly by BHP Billiton Brasil and other BHP entities in relation to the Samarco dam failure[(1)(2)]	**(82)**		(70)	
Share of loss relating to the Samarco dam failure[(2)(3)]	**(134)**		(655)	
Impairment of the carrying value of the investment in Samarco[(3)]	**–**		(525)	
Samarco dam failure provision[(2)(3)]	**(38)**		(1,200)	
Net finance costs	**(127)**		–	
Non-cash or non-operating exceptional items		**302**		2,391
Net operating cash flows		**(79)**		(59)
Net investment and funding of equity accounted investments[(4)]		**(442)**		–
Net investing cash flows		**(442)**		–
Net decrease in cash and cash equivalents		**(521)**		(59)

(1) Includes legal and advisor costs incurred.

(2) Financial impacts of US$(381) million from the Samarco dam failure relates to US$(134) million share of loss from US$(134) million funding provided during the period, US$(82) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(127) million amortisation of discounting impacting net finance costs and US$(38) million other movements in the Samarco dam failure provision including foreign exchange.

(3) At 30 June 2016, BHP Billiton Brasil Ltda adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and recognised a provision of US$(1,200) million for obligations under the Framework Agreement (defined on the next page). US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense.

(4) Includes US$(134) million funding provided during the period and US$(308) million utilisation of the Samarco dam failure provision, of which US$(278) million allowed for the continuation of reparatory and compensatory programs in relation to the Framework Agreement and a further US$(30) million for dam stabilisation.

42

BHP Results for the year ended 30 June 2017

6. Significant events – Samarco dam failure (continued)

Equity accounted investment in Samarco

BHP Billiton Brasil's investment in Samarco remains at US$ nil. BHP Billiton Brasil provided US$134 million funding under a working capital facility during the period and recognised additional share of losses of US$134 million. No dividends have been received by BHP Billiton Brasil from Samarco during the period. Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

Provision for Samarco dam failure

		Year ended 30 June 2017 US$M		Year ended 30 June 2016 US$M
At the beginning of the financial year		**1,200**		–
Provision recognition, comprising:				
Share of loss relating to the Samarco dam failure		**–**		572
Samarco dam failure provision expense		**–**		628
Movement in provision		**(143)**		–
Comprising:				
Utilised	**(308)**		–	
Adjustments charged to the income statement:				
Amortisation of discounting impacting net finance costs	**127**		–	
Other[1]	**38**		–	
At the end of the financial year		**1,057**		1,200
Comprising:				
Current		**310**		300
Non-current		**747**		900
At the end of the financial year		**1,057**		1,200

(1) US$38 million relates to other movements in the Samarco dam failure provision including foreign exchange.

Dam failure provisions and contingencies

As at 30 June 2017, BHP Billiton Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:

Environment and socio-economic remediation

Framework Agreement

On 2 March 2016, BHP Billiton Brasil, together with Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities to establish a Foundation (Renova Foundation) that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. On 5 May 2016, the Framework Agreement was ratified by the Federal Court of Appeal.

The Federal Prosecutor's Office appealed the ratification of the Framework Agreement and on 30 June 2016, the Superior Court of Justice in Brazil issued a preliminary order (Interim Order) suspending the 5 May 2016 ratification of the Framework Agreement.

BHP Billiton Brasil, Vale and Samarco have appealed the Interim Order before the Superior Court of Justice. While a final decision on ratification is pending, and negotiations, under the Preliminary Agreement (defined on the next page), towards a settlement of the R$20 billion (approximately US$6.1 billion) public civil claim and R$155 billion (approximately US$47 billion) Federal Public Prosecution Office claim (noted on page 46) are ongoing, the Framework Agreement remains binding between the parties and the Foundation will continue to implement the programs under the Framework Agreement.

43

Financial Information
6.     Significant events – Samarco dam failure (continued)
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding the Foundation with calendar year contributions as follows: ï,· R$2 billion (US$599 million) in 2016; ï,· R$1.2 billion (approximately US$365 million) in 2017; ï,· R$1.2 billion (approximately US$365 million) in 2018; ï,· R$500 million (approximately US$150 million) for a special project to be spent on sewage treatment and landfill works from 2016 to 2018.
Annual contributions for each of the years 2019, 2020 and 2021 will be in the range of R$800 million (approximately US$245 million) and R$1.6 billion (approximately US$485 million), depending on the remediation and compensation projects which are to be undertaken in the particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of Vale and BHP Billiton Brasil has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.
Mining and processing operations remain suspended following the dam failure. Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and timing of ongoing future operations remain. In light of these uncertainties and based on currently available information, at 30 June 2017, BHP Billiton Brasil has recognised a provision of US$1.1 billion before tax and after discounting (30 June 2016: US$1.2 billion), in respect of its obligations under the Framework Agreement.
The measurement of the provision requires the use of estimates and assumptions and may be affected by, amongst other factors, potential changes in scope of work and funding amounts required under the Framework Agreement including further technical analysis required under the Preliminary Agreement, the outcome of the ongoing negotiations with Federal Prosecutors, costs incurred in respect of programs delivered, resolution of uncertainty in respect of operational restart, updates to discount and foreign exchange rates, resolution of existing and potential legal claims and the status of the Framework Agreement. As a result, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the amount of the provision in future reporting periods.
As at 30 June 2017, BHP Billiton Brasil has paid US$278 million to allow for the continuation of reparatory and compensatory programs in relation to the Framework Agreement and a further US$30 million for dam stabilisation, with the total US$308 million offset against the provision for the Samarco dam failure.
On 30 June 2017, BHP Billiton Brasil approved a further US$174 million to support the Foundation, in the event Samarco does not meet its funding obligations under the Framework Agreement. Any support to the Foundation provided by BHP Billiton Brasil will be offset against the provision for the Samarco dam failure.
Preliminary Agreement
On 18 January 2017, BHP Billiton Brasil, together with Samarco and Vale, entered into a Preliminary Agreement with the Federal Prosecutors’ Office in Brazil, which outlines the process and timeline for further negotiation towards a settlement regarding the R$20 billion (approximately US$6.1 billion) public civil claim and R$155 billion (approximately US$47 billion) Federal Public Prosecution Office claim relating to the dam failure.
The Preliminary Agreement provides for the appointment of experts to advise the Federal Prosecutors in relation to social and environmental remediation and the assessment and monitoring of programs under the Framework Agreement. The expert advisors’ conclusions will be considered in the negotiation of a final settlement arrangement with the Federal Prosecutors.

BHP Results for the year ended 30 June 2017
6.     Significant events – Samarco dam failure (continued)
Under the Preliminary Agreement, BHP Billiton Brasil, Vale and Samarco agreed interim security (Interim Security) comprising R$1.3 billion (approximately US$395 million) in insurance bonds, R$100 million (approximately US$30 million) in liquid assets, a charge of R$800 million (approximately US$245 million) over Samarco’s assets, and R$200 million (approximately US$60 million) to be allocated within the next four years through existing Framework Agreement programs in the Municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.
On 24 January 2017, BHP Billiton Brasil, Vale and Samarco provided the Interim Security to the Court which was to remain in place until the earlier of 30 June 2017 and the date that a final settlement arrangement was agreed between the Federal Prosecutors, and BHP Billiton Brasil, Vale and Samarco. On 29 June 2017, the Court extended the final date for negotiation of a settlement until 30 October 2017, allowing for the continuation of the Interim Security arrangements and the provision of ongoing expert advice to the Federal Prosecutors in respect of the Programs. The parties will use best efforts to achieve a final settlement arrangement by 30 October 2017 under the timeframe established in the Preliminary Agreement.
Legal
The following matters are disclosed as contingent liabilities:
BHP Billiton Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian federal and state courts following the Samarco dam failure. The other defendants include Vale, Samarco and Renova Foundation. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. It is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil.
In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.
Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.
Public civil claim
Among the claims brought against BHP Billiton Brasil, is a public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (approximately US$6.1 billion) in aggregate for clean-up costs and damages.
On 2 March 2016, BHP Billiton Brasil, together with Samarco and Vale, entered into the Framework Agreement. Ratification of the Framework Agreement by the Federal Court of Appeal on 5 May 2016 suspended this public civil claim. However, it was reinstated on 30 June 2016 upon issue of the Interim Order by the Superior Court of Justice in Brazil.
While a final decision by the Court on the issue of ratification of the Framework Agreement is pending, the Preliminary Agreement suspends a R$1.2 billion (approximately US$365 million) injunction order under the public civil claim. The Preliminary Agreement also requests suspension of the public civil claim with a decision from the Court pending. The R$1.2 billion (approximately US$365 million) injunction order may be reinstated if a final settlement arrangement is not agreed by 30 October 2017.

Financial Information
6.     Significant events – Samarco dam failure (continued)
As noted above, BHP Billiton Brasil has recognised a provision as of 30 June 2017 of US$1.1 billion before tax and after discounting (30 June 2016: US$1.2 billion) in respect of its obligations under the Framework Agreement. While a final decision on ratification of the Framework Agreement is pending, and negotiation of a settlement of the R$20 billion (approximately US$6.1 billion) public civil claim and R$155 billion (approximately US$47 billion) Federal Public Prosecution Office claim (noted below) under the Preliminary Agreement are ongoing, the Framework Agreement remains binding between the parties and the Foundation will continue to implement the programs under the Framework Agreement.
Given the status of these proceedings, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil.
Federal Public Prosecution Office claim
BHP Billiton Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$47 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.
With regard to the Preliminary Agreement the 12th Federal Court suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$2.3 billion) injunction request.
However, proceedings may be resumed if a final settlement arrangement is not agreed by 30 October 2017.
Given the status of these proceedings it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil.
Class action complaint—shareholders
In February 2016, a putative class action complaint (Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of American Depository
Receipts of BHP Billiton Limited and BHP Billiton Plc between 25 September 2014 and 30 November 2015 against BHP Billiton Limited and BHP Billiton Plc and certain of its current and former executive officers and directors. The Complaint asserts claims under U.S. federal securities laws and indicates that the plaintiff will seek certification to proceed as a class action.
The amount of damages sought by the plaintiff on behalf of the putative class is unspecified. On 14 October 2016, the defendants moved to dismiss the Complaint. That motion is pending before the Court.
Given the preliminary status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures to the BHP Parents.
Class action complaint – bond holders
On 14 November 2016, a putative class action complaint (Complaint) was filed in the U.S District Court for the Southern District of New York on behalf of all purchasers of Samarco’s ten-year bond notes due 2022-2024 between 31 October 2012 and 30 November 2015 against Samarco and the former chief executive officer of Samarco. The Complaint asserts claims under the U.S. federal securities laws and indicates that the plaintiff will seek certification to proceed as a class action.
On 6 March 2017, the Complaint was amended to include BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Brasil Ltda and Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Billiton Brasil Ltda’s nominees to the Samarco Board. On 5 April 2017, the plaintiff dismissed the claims against the individuals. The remaining corporate defendants filed a joint motion to dismiss the plaintiff’s Complaint on 26 June 2017.
The amount of damages sought by the plaintiff on behalf of the putative class is unspecified. Given the preliminary status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP Billiton Limited, BHP Billiton Plc and BHP Billiton Brasil Ltda.

BHP Results for the year ended 30 June 2017
6.     Significant events – Samarco dam failure (continued)
Criminal charges
The Federal Prosecutors’ Office has filed criminal charges against BHP Billiton Brasil, Samarco and Vale and certain employees and former employees of BHP Billiton Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Billiton Brasil filed its preliminary defences. BHP Billiton Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.
Under the criminal charges against BHP Billiton Brasil, Vale and Samarco and certain individuals, a R$20 billion (approximately US$6.1 billion) asset freezing order application was made by the Federal Prosecutors. In July 2017, the Federal Court of Ponte Nova denied the Federal Prosecutors’ application for an asset freezing order.
Given the status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil.
Other claims
The civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$2.3 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$605 million) and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$3 billion), have been consolidated before the 12th Federal Court. All of those civil public actions except the latter have also been suspended by the 12th Federal Court. Given the preliminary status of these proceedings, and the duplicative nature of the damages sought in these proceedings and the R$20 billion (approximately US$6.1 billion) and R$155 billion (approximately US$47 billion) claims it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil. Additional lawsuits and government investigations relating to the Samarco dam failure may be brought against BHP Billiton Brasil and possibly other BHP entities in Brazil or other jurisdictions. BHP’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for such matters.
BHP insurance
BHP has third party liability insurance for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP entities. External insurers have been advised of the Samarco dam failure and a formal claim has been prepared and submitted. At 30 June 2017 an insurance receivable has not been recognised for any potential recoveries under insurance arrangements.
Commitments
Under the terms of the Samarco joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. For the year ended 30 June 2017, BHP Billiton Brasil has provided US$134 million funding to support Samarco’s operations and a further US$30 million for dam stabilisation, with undrawn amounts of US$67 million expiring as at 30 June 2017. On 30 June 2017, BHP Billiton Brasil made available a new short-term facility of up to US$76 million to carry out remediation and stabilisation work and support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2017.
Any additional requests for funding or future investment provided would be subject to a future decision, accounted for at that time.
7. Subsequent events
Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 22, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary